
11007777


CASEY'S
GENERAL STORE


8949
CASEY'S
SC 3529

2011 Annual Report

Casey's in Motion

Message to Shareholders 2
Management Team 5
Store Operations 6
Expansion 12
Finance 15
Investor Information 17
Financial Information 18



CASEY'S General Store

FINANCIAL HIGHLIGHTS

	2010	2011	% Change
Total revenue	$ 4,637,087	$ 5,635,240	21.5%
Cash flow from operations	$ 214,068	$ 261,443	22.1%
Net earnings	$ 116,962	$ 94,623	-19.1%
EPS (basic)	$ 2.30	$ 2.24	-2.6%
EPS (diluted)	$ 2.29	$ 2.22	-3.1%
Shareholders of record	2,165	1,948	-10.0%
Employees	19,434	22,157	14.0%
Number of stores	1,531	1,637	6.9%


When you run a business
with many moving parts — in
our case more than 1,600
stores in eleven states, each
with many employees and
serving a unique community —
there are always challenges ...
and opportunities.

In fiscal year 2011 gasoline registered record margins despite high prices and the company physically grew by more than 100 stores. The Company also experienced significant commodity pressures, particularly in the prepared food category, yet still managed to drive gross profit.

Casey's took the opportunities and challenges of fiscal 2011 in stride. We exited the fiscal year in excellent financial health and will keep moving forward to even better days to come.

EARNING BEFORE INCOME TAX

09	139.1
10	181.6
11	151.2

BASIC EARNING PER SHARE

09	$1.69
10	$2.30
11	$2.24



Message to Shareholders


Every business leader knows the value of movement. Leadership requires vigilance in managing the ever-changing internal and external dynamics that affect our business so we can keep moving toward our goals.

Fiscal year 2011 posed several challenges, some we've seen before and some we haven't. Yet once again, thanks to the talents, commitment and dedication of all 22,157 of my fellow Casey's employees, I'm pleased to report we maintained our forward momentum heading into a promising fiscal 2012.

Unexpected Expenses and Value-Adding Opportunities

One challenge that was forced upon us in fiscal 2011 was the unsolicited hostile takeover attempt by Alimentation Couche-Tard, Inc. The board of directors rejected the takeover bids as significantly undervaluing Casey's, a position that was overwhelmingly affirmed in a vote by our shareholders to re-elect all of our directors at the annual meeting. Unfortunately, expenses incurred during the takeover attempt cost Casey's approximately $16 million during the fiscal year.

We also executed a $500 million recapitalization plan that generated significant value and enhanced returns for Casey's shareholders while allowing us to continue executing on strategic initiatives that generated record store growth.

Managing Commodity Costs

A significant drag on fiscal 2011 came from the cost of commodities like coffee, cheese, meat and more. As a convenience store and pizza maker, Casey's literally uses tons of cheese and large quantities of meat and coffee each year. We are also significantly impacted in our grocery and other merchandise category by indirect commodity costs from corn and wheat. It's one thing to have one or two of these commodities increase, but in fiscal 2011 virtually all commodities increased.

Economic and competitive pressures prevented us from raising prices to completely offset the increases, so the result of rising commodity costs was margin and profit erosion.

Building Momentum

One of the many bright spots in our fiscal year was impressive growth in the number of stores along with a significant number of replacements and an accelerated pace of major remodeling. We finished the year with more than 1,600 stores. With data on the new store design from the last two fiscal years showing attractive returns, we quickened our building and remodeling pace. This was hardly a knee-jerk process, however. Accelerated store expansion actually started eighteen months ago when we increased the number of outside real estate agents assisting Casey's staff in finding suitable properties to develop. Heading into fiscal year 2012, we will continue our focus on generating return on this expansion investment.

Goals for 2012

The balance of this report contains more detail on how Casey's fared in all our traditional categories — Gasoline, Grocery & Other Merchandise, Prepared Foods & Fountain plus Expansion.

For fiscal year 2012, Casey's has set these goals:

- **Gasoline**
  1% same-store gallon growth with an average margin of 13.5 cents per gallon.

- **Grocery & Other Merchandise**
  5.8% same-store sales growth with an average margin of 32.8%.

- **Prepared Foods & Fountain**
  7.7% same-store sales growth with an average margin of 61.8%.

- **Expansion**
  4% to 6% unit growth through a combination of building and acquisition.

Casey's in Motion

When companies stop moving—adapting to meet shifting customer demands, introducing new processes, products and technology — they start to fail. Casey's aggressive annual goals keep us motivated to keep moving forward.

Thanks to a solid foundation painstakingly built over our first 43 years in business, Casey's will continue our momentum into the future. We will overcome challenges, capitalize on opportunities and create more value for our shareholders.

On behalf of the entire Casey's General Stores family — now in eleven states and growing — thank you for investing in our Company. Together, we keep Casey's in motion toward even greater success.

Sincerely,



Robert J. Myers
President & Chief Executive Officer

Management Team (left to right) ROBERT J. MYERS President & CEO / TERRY W. HANDLEY COO / WILLIAM J. WALLJASPER Senior VP & CFO / SAM J. BILLMEYER Senior VP-Logistics & Acquisitions / JULIA L. JACKOWSKI Senior VP-Corporate General Counsel & Human Resources / DARRYL F. BACON VP-Food Services / JAY F. BLAIR VP-Transportation & Distribution / HAL D. BROWN VP-Support Services / ROBERT C. FORD VP-Store Operations / BRIAN J. JOHNSON VP-Finance & Corporate Secretary / RUSSELL D. SUKUT VP-Treasurer / MICHAEL R. RICHARDSON VP-Marketing

STORE OPERATIONS


RAYMOND
CASEY'S
E-455


Overcoming Obstacles and
Moving Toward Opportunities

FY 2011
Same-store inside sales — up 5.4%
Total inside sales — up 11.9%
Inside gross profit — up 8.3%

Inside Sales is a combination of the Grocery & Other Merchandise and Prepared Food & Fountain categories. In fiscal year 2011, revenue from inside sales reached $1.6 billion, with gross profit of $643.4 million.

Casey's has always looked at inside sales across the board even though we also analyze individual categories. This approach gives us the flexibility to make business decisions that leverage strength in one area to compensate for less-than-expected performance in another.

That was never truer than in fiscal year 2011 when the costs of commodities including cheese, coffee, and meat put pressure on profits from the typically strong areas of coffee and prepared foods. On top of that, the weak economy continued to bring about challenges that required immediate reaction.

GROCERY & OTHER MERCHANDISE

SALES (in millions)	MARGIN	GROSS PROFIT (in millions)
09 $1,010	09 33.7%	09 $340.0
10 $1,074	10 33.6%	10 $360.4
11 $1,196	11 32.2%	11 $385.3

Grocery & Other Merchandise

Same-store sales
FY 2011
up 4.6%
FY 2012 GOAL
up 5.8%

Average margin
FY 2011
32.2%
FY 2012 GOAL
32.8%

Our fiscal 2011 goal was to increase same-store sales 6% with an average margin of 33.9%. For the year, same-store sales rose 4.6% with an average margin of 32.2%.

Cigarettes and a Sluggish Economy

Driven by a weak economy and higher prices from excise taxes and wholesale cost increases, cigarette buyers continued to shift from carton to pack purchasing. While this type of trend is good for gross profit margins, we saw pack pricing become more competitive. The result was a reduced overall margin in Grocery & Other Merchandise in the fiscal year.

Fiscal 2011 also reaffirmed that national glimmers of positive economic news do not always translate to increased sales at stores. Casey's customers were more value conscious than ever, trading down in certain areas to less expensive brands of products, especially in the beer and cigarette categories. Gross profits were also impacted by a migration from purchasing smaller packaging in the beer category to larger, lower-cost-per-serving packaging (such as moving from a 6-pack to a 12-pack) as customers looked for more value.

Stepped up promotional activity last summer helped increase same store traffic over the previous year and drove certain items within Grocery & Other Merchandise, especially in the beverage category. These promotions helped increase sales but also lowered the overall category margin. The net results, however, were increasing gross profit dollars thanks to higher volume sales.

Fiscal 2012 Outlook

We are uncertain that the economy will make a rapid recovery. We continue to expect consumers to scrutinize purchases and trade down on certain items like cigarettes and beer. We expect the competitive environment in cigarette pricing to remain very strong.

However, our business model does weather economic storms well. We sell relatively low-cost items that are a part of our customer's daily routine, and therefore we do not see the decline in revenues that impact other industries. We will monitor customer buying patterns closely and alter promotional activities as necessary in fiscal 2012. The continued incorporation of new store design features into more locations across the chain also positions us well to meet growing customer expectations.

Prepared Food & Fountain

Prepared Food & Fountain was strongly impacted by record prices for cheese and coffee, two things Casey's buys in large quantities every year. While Prepared Food & Fountain posted exceptional same-store sales increases of 7.7% in 2011, the commodity and price pressures kept margins short of our fiscal 2011 goal of 63.1%.

Same-store sales
FY 2011
up 7.7%
FY 2012 GOAL
up 7.7%

Overcoming Across-the-Board Commodity Cost Increases

This category is particularly susceptible to food commodity pressures. Our investors are very familiar with the impact cheese prices have on prepared food margins. In addition to cheese reaching all-time highs, coffee, meat, wheat and corn prices were all up significantly as well. Passing costs on to customers through price increases is an option that always must be considered with great care. While we initiated some price increases in fiscal 2011, competitive and economic pressures prevented us from completely offsetting our increased costs with new pricing.

Average margin
FY 2011
62.2%
FY 2012 GOAL
61.8%



PREPARED FOOD & FOUNTAIN

	SALES (in millions)	MARGIN	GROSS PROFIT (in millions)
09	$336	61.4%	$206.0
10	$366	63.8%	$233.5
11	$415	62.2%	$258.2

Capitalizing on Opportunity with Sandwiches and Coffee

The good news within this category is that Casey's brand of prepared food continues to show enduring strength. Our new sub-sandwich program is progressing well. We find that it is an excellent complement to our long-standing pizza program, and will continue to implement them in our new stores and replacement stores, as well as when we complete major remodels of existing and acquired stores.

Customers continue to demand more flavor profiles on the coffee bar. Our enhanced coffee offering gives us the flexibility to sell more drip-coffee flavors as well as a larger selection of cappuccinos and iced coffee selections. As with our sub-sandwich program, we are excited about the opportunity to add this feature to both our existing store base as well as future Casey's stores.

Fiscal 2012 Outlook

Despite the commodity volatility currently impacting this category, we are optimistic for 2012. We have recently taken several price increases that will benefit fiscal 2012, even though it will not entirely compensate for increased commodity costs. We will continue our practice of locking in wholesale commodity prices when prudent and monitor the competitive landscape and make price adjustments where we can.

We will also look for opportunities to expand our popular sub-sandwich and expanded coffee and fountain programs where feasible.

Our proprietary prepared food program remains the leader of the industry. Decades of unrelenting commitment to quality and value has made prepared foods the engine that produces approximately 30% of Casey's gross profit. Today Casey's is one of the top 10 pizza and donut retailers in the country and we plan to continue to strengthen our position for decades to come.

Gasoline

Same-store sales
FY 2011
up 1.6%
FY 2012 GOAL
up 1.0%

Average margin
FY 2011
15.2 cents per gallon
FY 2012 GOAL
13.5 cents per gallon

Given the hard-to-predict impact of price, competition and the economy on gasoline sales, the category always holds the potential for interesting turns, if not outright surprises.

In fiscal year 2011, gasoline prices were near historic highs, yet total gallons finished up 8.6% to 1.4 billion gallons with gross profit dollars rising 19% and an average margin of 15.2 cents per gallon, all well above goal.

Industry-Wide Trend Toward Less Aggressive Pricing

Casey's continues the same retail gasoline pricing philosophy that we've had since we started the company. We identify the competition for each specific store and then price our gasoline accordingly. Since competitive gas prices have a major influence on bringing customers in, the industry tends to price aggressively to try to attract customers. The laws of competition mean we all have to follow suit.

Over the last four years costs created by increased credit card fees, legislation and regulations on cigarettes, and working capital challenges relating to higher retail prices for gasoline have generated more pressure on retailers. Retail prices tend to rise quickly when wholesale costs increase, while retailers are hesitant to drop gas prices immediately when wholesale costs decline.

Fiscal 2012 Outlook

We expect the current gasoline pricing environment to continue into next fiscal year. Whenever gas prices rise, customers put fewer gallons per transaction into their vehicles. Since they don't necessarily drive less, that means customers come back to the store for gas more often, resulting in increased customer traffic and the potential for more inside sales. Despite the high gasoline prices, we have not seen a major pullback in inside sales, nor do we anticipate a sales decrease in fiscal 2012.

GASOLINE
SALES (in gallons)



09 1,242
10 1,283
11 1,394

MARGIN



09 12.9¢
10 13.9¢
11 15.2¢

GROSS PROFIT (in millions)



09 $159.9
10 $178.2
11 $212.0

Moving Earth, Building Profits


109
10
37
453
126
400
66
133
301

CORPORATE STORES

09	1478
10	1531
11	1637

STORE GROWTH

NEWLY CONSTRUCTED STORES

09	16
10	18
11	20

ACQUIRED STORES

09	16
10	37
11	89

Fiscal 2011 Year End
1,637 corporate stores
Fiscal 2012 goal
4% to 6% unit growth, primarily through acquisitions

Casey's added 106 stores in fiscal year 2011, a 7% increase over fiscal 2010. We built 20 new stores and acquired 89 more. We also replaced 15 stores in the same market and completed major remodeling on 120 more during the fiscal year.

Spurred by Data Points and Economic Indicators

While we added more than 100 locations in the fiscal year, it was not done without proper due diligence and deliberation. Casey's had been preparing for accelerated growth for several years. About 18 months ago we quadrupled the number of outside real estate agents actively helping our internal staff identify additional sites. The fiscal year saw our first construction in a new state, Arkansas.

Our new store design continues to produce data affirming its return on capital and operating investments. Store acquisition activity also ramped up as challenging economic times created favorable opportunities. Those factors led to our acquisition of 89 stores, compared to the 37 we acquired in fiscal 2010. Our acquisition activity added one store in Oklahoma, one of our new states added this year.

We feel growing another 4% to 6% percent in fiscal 2012 is very realistic and are actively pursuing opportunities in Tennessee and Kentucky. There is also excellent potential to use major remodeling and replacements to bring some of the benefits of our new store features to existing and acquired stores.

Tending to our Rapidly Expanding Family

When Casey's acquires a store or chain, we make an effort to keep the employees of that store as well. Familiarizing new hires to Casey's culture and way of doing business is challenging, especially when we acquire a large amount of stores in a short period of time like we did in the third quarter, when we acquired 64 stores. Casey's construction department, human resources and training staff did an excellent job in keeping up with our rapid expansion.


CASEY'S

Connecting with New Communities

Casey's prides itself on being a strong part of communities we serve throughout our market area, especially in smaller towns where we may be the only provider of gasoline and many of the other products we sell.

Any time we open a new store — whether it's newly constructed or purchased from another company — we have a grand opening celebration to acquaint our customers with the services we provide and learn about their needs and concerns first hand.

Casey's really does believe that the health of each store is tied directly to the health of the community, so our store managers are encouraged to be active partners in strengthening their communities.

Fueling Casey's Constant Motion

It's no surprise that our balance sheet looks noticeably different from a year ago, given fiscal year 2011's building and acquisition activity as well as the $500 million stock buyback. The company's traditional, prudent approach to corporate finance positioned us well to take advantage of growth opportunities in the most efficient way, including the repurchase of our own stock.

Corporate Finance

Cash and cash equivalents at fiscal 2011 year-end totaled $59.6 million. Long-term debt net of current maturities was $678.7 million. Total debt to capital ratio increased to about 41.2%. Shareholder equity decreased to $403.9 million due to the recapitalization.

Recapitalizing and an Unexpected Expense

Return on Invested Capital for fiscal 2011 was approximately 11.6%. Operating expenses increased 15.5%. We are happy with those numbers given the expansion costs and the unexpected additional expense caused by the hostile takeover attempt by Alimentation Couche-Tard. The expenses associated with responding to the takeover attempt added up to approximately $16 million in fiscal 2011. Without these costs, the increase in operating expenses would have been around 13%.

Casey's bought back approximately 13.1 million shares of stock at $38 per share in August 2010. The move let us use our strong balance sheet to provide more value to our shareholder base. To do this, we increased our long term debt by $569 million. That took our debt to EBITDA ratio to 2.5, which is still one of the lowest in the industry.

FISCAL YEAR 2012 — CAPITAL EXPENSE BUDGET

New stores & Acquisitions	$130 million to $193 million
Replacements	$22 million
Maintenance & Remodels	$30 million
Transportation & Information Systems	$22 million
Total:	$204 million to $267 million

Fiscal 2012 Outlook

As with every good investment, there is a cost up front. But when the investment is sound — in this case the proven earning power of a new store design and expansion into new markets — the up-front investments are rewarded with robust returns over the long term. We expect our debt to EBITDA ratio will continue to shrink as new stores come online and existing stores improve performance.

Casey's current financial situation proves the wisdom of our disciplined fiscal approach over the decades. We've added a record number of stores, conducted a recapitalization and covered an unexpected expense and still hold a financial position that leaves us very healthy and poised for even more expansion, including moving into new states.



CAPITAL STRUCTURE *(in millions)*

	EQUITY	LONG-TERM DEBT
09	$721.2	$167.9
10	$824.3	$154.8
11	$403.9	$678.7

OPERATING EXPENSES INCREASE

09	5.9%
10	4.3%
11	15.5%


CASEY'S
GENERAL STORE

Investor Information

Common Stock

Casey's General Stores, Inc. common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 38 million shares of common stock outstanding at April 30, 2011 had a market value of $1.5 billion. As of that same date, there were 1,948 shareholders of record.

Common Stock Market Prices

	Calendar 2009		Calendar 2010		Calendar 2011	
	High	Low	High	Low	High	Low
1st Quarter	$ 28.06	$ 18.32	$ 32.38	$ 29.03	$ 43.62	$ 35.39
2nd Quarter	28.43	23.58	39.56	30.24	45.51	38.45
3rd Quarter	31.70	24.47	44.68	34.85		
4th Quarter	33.06	29.10	43.21	38.25		

On July 11, 2011, the last reported sales price of the Company's common stock was $44.00 per share. On that same date, the market cap was $1.7 billion.

Dividends

The Company began paying cash dividends during fiscal 1991. The dividends paid in fiscal 2011 totaled $0.505 per share. At its June 10, 2011 meeting, the Board of Directors increased the quarterly dividend to $0.15 per share. The dividend is payable on August 15, 2011 to shareholders of record on August 1, 2011.

Dividend Reinvestment and Stock Purchase Plan

This plan, introduced in the fall of 1998, gives holders of Casey's General Stores, Inc. common stock a convenient and economical way of purchasing additional shares at market prices by reinvesting their dividends in full or in part. Stockholders may also take advantage of the cash payment option to purchase additional shares. Those wishing to enroll should contact the transfer agent and registrar:

Computershare Trust Company, N.A. | 250 Royall Street | Canton, MA 02021
Telephone 781-575-2000 | www.computershare.com

Investor Inquiries

Current or prospective Casey's General Stores, Inc. investors can receive annual reports, proxy statements, Forms 10-K and 10-Q, and earnings announcements at no cost by calling (515) 965-6107 or sending written requests to the following address:

Casey's General Stores, Inc. | One Convenience Blvd. | Ankeny, Iowa 50021

Corporate information, including monthly same-store sales data for the Company's three business categories, is also available at www.caseys.com. Quarterly conference calls are broadcast live over the Internet via the Investor Relations web page and made available in archived format. Broadcast times for the quarterly calls will be announced on the web page and in corresponding press releases.

United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
For the Fiscal Year Ended April 30, 2011
Commission File Number 001-34700

CASEY'S GENERAL STORES, INC.

Exact name of registrant as specified in its charter)

IOWA	**42-0935283**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

ONE CONVENIENCE BLVD., ANKENY, IOWA
(Address of principal executive offices)

50021
(Zip Code)

(515) 965-6100
(Registrant's telephone number, including area code)

Securities Registered pursuant to Section 12(b) of the Act

COMMON STOCK (Title of Class)	**NASDAQ** (Name of Exchange on which Registered)
SERIES A SERIAL PREFERRED STOCK PURCHASE RIGHTS (Title of Class)	**NASDAQ** (Name of Exchange on which Registered)

Securities Registered pursuant to Section 12(g) of the Act
NONE



Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [X]] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

As of October 29, 2010, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $1,506,049,881 based on the closing sales price ($41.46 per share) as quoted on the NASDAQ Global Select Market.

Indicate the number of shares outstanding of each of the issuer's class of common stock, as of the latest practicable date.

Class	Outstanding at June 22, 2011
Common Stock, no par value per share	38,033,709 shares

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Item 5 of Part II and Items 10, 11, 12, 13 and 15 of Part III is hereby incorporated by reference from the definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission not later than 120 days after April 30, 2011.

10K TABLE OF CONTENTS

PART I	ITEM 1.	Business	3
	ITEM 1A.	Risk Factors	8
	ITEM 1B.	Unresolved Staff Comments	14
	ITEM 2.	Properties	14
	ITEM 3.	Legal Proceedings	14
PART II	ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities	14
	ITEM 6.	Selected Financial Data	16
	ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
	ITEM 7A.	Quantitative and Qualitative Disclosures about Market Risk	26
	ITEM 8.	Financial Statements and Supplementary Data	26
	ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	46
	ITEM 9A.	Controls and Procedures	46
	ITEM 9B.	Other Information	47
PART III	ITEM 10.	Directors, Executive Officers and Corporate Governance	47
	ITEM 11.	Executive Compensation	48
	ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	48
	ITEM 13.	Certain Relationships and Related Transactions and Director Independence	48
	ITEM 14.	Principal Accountant Fees and Services	48
PART IV	ITEM 15.	Exhibits and Financial Statement Schedules	49



ITEM 1. BUSINESS

The Company

Casey's General Stores, Inc. and its wholly owned subsidiaries (the Company/Casey's/we) operate convenience stores under the name "Casey's General Store", "HandiMart" and "Just Diesel" in 11 Midwestern states, primarily Iowa, Missouri, and Illinois. The stores carry a broad selection of food (including freshly prepared foods such as pizza, donuts, and sandwiches), beverages, tobacco products, health and beauty aids, automotive products, and other nonfood items. In addition, all Casey's stores offer gasoline for sale on a self-service basis. Our fiscal year runs from May 1 through April 30 of each year. On April 30, 2011, there were a total of 1,637 stores in operation. There were 20 stores newly constructed and 89 acquired stores opened in fiscal 2011, and two stores were closed in fiscal 2011. We operate a central warehouse, Casey's Distribution Center, adjacent to our corporate headquarters in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores.

Approximately 60% of all our stores are located in areas with populations of fewer than 5,000 persons, while approximately 15% of our stores are located in communities with populations exceeding 20,000 persons. The Company competes on the basis of price as well as on the basis of traditional features of convenience store operations such as location, extended hours, and quality of service.

Casey's, with executive offices at One Convenience Blvd., Ankeny, Iowa 50021-8045 (telephone 515-965-6100) was incorporated in Iowa in 1967. Two of our subsidiaries, Casey's Marketing Company (Marketing Company) and Casey's Services Company (Services Company), also operate from the Corporate Headquarters facility and were incorporated in Iowa in March 1995. A third subsidiary, Casey's Retail Company, was incorporated in Iowa in 2004 and a fourth subsidiary, CGS Sales Corp., was incorporated in 2008 and both also operate from these facilities.

The Company's Internet address is www.caseys.com. Each year we make available through our website current reports on Form 8-K, quarterly reports on Form 10-Q, our annual report on Form 10-K, and amendments to those reports free of charge as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Additionally, you can go to our website to read our Financial Code of Ethics and Code of Conduct; we intend to post disclosure of any waivers to the Code to the extent such disclosure is legally required.

General

We seek to meet the needs of residents of smaller towns by combining features of both general store and convenience store operations. Smaller communities often are not served by national-chain convenience stores. We have succeeded at operating Casey's General Stores in smaller towns by offering, at competitive prices, a broader selection of products than does a typical convenience store. We have also succeeded in meeting the needs of residents in larger communities with these offerings. We currently own most of our real estate, including the Casey's Distribution Center and Corporate Headquarters facility.

The Company derives its revenue primarily from the retail sale of gasoline and the products offered in our stores. Our sales historically have been strongest during the first and second fiscal quarters (May through October) and relatively weaker during the third and fourth (November through April). In warmer weather, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice.


Corporate Subsidiaries

The Marketing Company and the Services Company were organized as Iowa corporations in March 1995, and both are wholly owned subsidiaries of Casey's. Casey's Retail Company was organized as an Iowa corporation in April 2004 and CGS Sales Corp. was organized as an Iowa Corporation in 2008, and both are also wholly-owned subsidiaries of Casey's.

Casey's Retail Company operates stores in Illinois, Kansas, Minnesota, Nebraska, and South Dakota; it also holds the rights to the Casey's trademark and trade name. The Marketing Company owns and has responsibility for the operation of stores in Iowa, Missouri, Wisconsin, Indiana, Oklahoma and Arkansas. The Marketing Company also has responsibility for all of our wholesale operations, including the Distribution Center. The Services Company provides a variety of construction and transportation services for all stores. CGS Sales Corp. operates a store in Onawa, Iowa.

Store Operations

Products Offered

Each Casey's General Store typically carries over 3,000 food and nonfood items. Many of the products offered are those generally found in a supermarket. The selection is generally limited to one or two well-known brands of each item stocked. Most of our staple foodstuffs are nationally advertised brands. Stores sell regional brands of dairy and bakery products, and approximately 88% of the stores offer beer. Our nonfood items include tobacco products, health and beauty aids, school supplies, housewares, pet supplies, photo supplies, and automotive products.

All Casey's General Stores offer gasoline or gasohol for sale on a self-service basis. The gasoline and gasohol generally are sold under the Casey's name.

It is our policy to continually make additions to the Company's product line, especially products with higher gross profit margins. As a result, we have added various prepared food items to our product line over the years, facilitated by the installation of snack centers, which now are in the majority of stores. The snack centers sell sandwiches, fountain drinks, and other items that have gross profit margins higher than those of general staple goods. As of April 30, 2011, the Company was selling donuts prepared on store premises in approximately 98% of our stores in addition to cookies, brownies, and Danish rolls. The Company installs donut-making equipment in all newly constructed stores.

We began marketing made-from-scratch pizza in 1984, and it is available in 1,599 stores (98%) as of April 30, 2011. Although pizza is our most popular prepared food offering, we continue to expand our prepared food product line, which now includes ham and cheese sandwiches, pork and chicken fritters, sausage sandwiches, chicken tenders, popcorn chicken, breakfast croissants and biscuits, breakfast pizza, hash browns, quarter-pound hamburgers and cheeseburgers, and potato cheese bites. The newly constructed stores and many of the remodeled stores now offer made-to-order sub sandwiches.

The growth in our proprietary prepared food program reflects management's strategy to promote high-margin products that are compatible with convenience store operations. In the last three fiscal years, retail sales of nongasoline items have generated about 29% of our total revenue, but they have resulted in approximately 74% of our retail gross profits. Gross profit margins on prepared food items averaged approximately 62% during the same thirty-six months—substantially higher than the gross profit margin on retail sales of gasoline, which averaged approximately 5%.



Store Design

Casey's General Stores are freestanding and, with a few exceptions to accommodate local conditions, conform to standard construction specifications. The most recent store design measures 39 feet by 92 feet with approximately 2,300 square feet devoted to sales area, 500 square feet to kitchen space, 400 square feet to storage, and 2 large public restrooms. Store lots have sufficient frontage and depth to permit adequate drive-in parking facilities on one or more sides of each store. Each new store typically includes 4 to 8 islands of gasoline dispensers and storage tanks with capacity for 30,000 to 50,000 gallons of gasoline. The merchandising display follows a standard layout designed to encourage a flow of customer traffic through all sections of every store. All stores are air-conditioned and have modern refrigeration equipment. Nearly all the store locations feature our bright red and yellow pylon sign which displays Casey's name and service mark.

All Casey's General Stores remain open at least sixteen hours per day, seven days a week. Most store locations are open from 6:00 a.m. to 11:00 p.m., although hours of operation may be adjusted on a store-by-store basis to accommodate customer traffic patterns. We require that all stores maintain a bright, clean interior and provide prompt checkout service. It is our policy not to install electronic games or sell adult magazines on store premises.

Store Locations

The Company traditionally has located its stores in smaller towns not served by national-chain convenience stores. Management believes that a Casey's General Store provides a service not otherwise available in small towns and that a convenience store in an area with limited population can be profitable if it stresses sales volume and competitive prices. Our store-site selection criteria emphasize the population of the immediate area and daily highway traffic volume. Where there is no competing store, we can often operate profitably at a highway location in a community with a population of as few as 400.

Other Information

As previously reported, during the first three quarters of fiscal 2011, the Company incurred a total of $15.8 million in legal and advisory fees related to the evaluation of and responses to the unsolicited tender offer and related actions by Alimentation Couche-Tard, Inc. and proposal from 7-Eleven, Inc. During the second quarter of fiscal 2011, the Company issued its 5.22% Senior Notes due August 9, 2020, and incurred $11.3 million in prepayment expense associated with the redemption of the 1995 and 1999 Senior Notes.

Gasoline Operations

Gasoline sales are an important part of our revenue and earnings. Approximately 71% of Casey's total revenue for the year ended April 30, 2011 was derived from the retail sale of gasoline. The following table summarizes gasoline sales for the three fiscal years ended April 30, 2011:

	Year ended April 30,		
	2011	2010	2009
Number of gallons sold	**1,394,456,573**	1,283,479,481	1,242,269,981
Total retail gasoline sales	**$ 3,998,702,258**	$ 3,177,489,872	$ 3,323,616,288
Percentage of total revenue	**71.0%**	68.5%	70.9%
Gross profit percentage (excluding credit card fees)	**5.3%**	5.6%	4.8%
Average retail price per gallon	**$2.87**	$2.48	$2.68
Average gross profit margin per gallon (excluding credit card fees)	**15.21¢**	13.88¢	12.87¢
Average number of gallons sold per store*	**868,790**	853,725	859,114

*Includes only those stores in operation at least one full year on April 30 of the fiscal year indicated.

Retail prices of gasoline increased during the year ended April 30, 2011. The total number of gallons we sold during this period increased, primarily because of the higher number of stores in operation and our efforts to price our retail gasoline to compete in local market areas. For additional information concerning the Company's gasoline operations, see Item 7 herein.

Distribution and Wholesale Arrangements

The Marketing Company supplies all stores with groceries, food, health and beauty aids, and general merchandise from our distribution center. The stores place orders for merchandise through a telecommunications link-up to the computer at our headquarters in Ankeny, and we fill the orders with weekly shipments in Company-owned delivery trucks. All of our existing and most of our proposed stores are within the Distribution Center's optimum efficiency range—a radius of approximately 500 miles.

In fiscal 2011, we purchased directly from manufacturers a majority of the food and nonfood items sold from our distribution center. It is our practice, with few exceptions, not to enter into long-term supply contracts with any of the suppliers of products sold by Casey's General Stores. We believe the practice enables us to respond flexibly to changing market conditions.

Personnel

On April 30, 2011, we had 9,013 full-time employees and 13,144 part-time employees. We have not experienced any work stoppages. There are no collective bargaining agreements between the Company and any of its employees.

Competition

Our business is highly competitive. Food, including prepared foods, and nonfood items similar or identical to those sold by the Company are generally available from various competitors in the communities served by Casey's General Stores. We believe our stores located in smaller towns compete principally with other local grocery and convenience stores, similar retail outlets, and, to a lesser extent, prepared food outlets, restaurants, and expanded gasoline stations offering a more limited selection of grocery and food items for sale. Stores located in more heavily populated communities may compete with local and national grocery and drug store chains, expanded gasoline stations, supermarkets, discount food stores, and traditional convenience stores. Convenience store chains competing in the larger towns served by Casey's General Stores include Quik Trip, Kwik Trip, and regional chains. Some of the Company's competitors have greater financial and other resources than we do. These competitive factors are discussed further in Item 7 of this Form 10-K.

Service Marks

The name "Casey's General Store" and the service mark consisting of the Casey's design logo (with the words "Casey's General Store") are our registered service marks under federal law. We believe these service marks are of material importance in promoting and advertising the Company's business.

Government Regulation

The United States Environmental Protection Agency and several states, including Iowa, have established requirements for owners and operators of underground gasoline storage tanks (USTs) with regard to (i) maintenance of leak detection, corrosion protection, and overfill/spill protection systems; (ii) upgrade of existing tanks; (iii) actions required in the event of a detected leak; (iv) prevention of leakage through tank closings; and (v) required gasoline inventory recordkeeping. Since 1984, new stores have been equipped with noncorroding fiberglass USTs, including some with double-wall construction, overfill protection, and electronic tank monitoring. We currently have 3,789 USTs, 3,011 of which are fiberglass and 778 are steel, and we believe that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with the existing UST regulations have been completed. Additional regulations or amendments to the existing UST regulations could result in future expenditures.

Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs incurred by UST owners. In the years ended April 30, 2011 and 2010, we spent approximately $648,000 and $1,083,000, respectively, for assessments and remediation. Substantially all of these expenditures were submitted for reimbursement from state-sponsored trust fund programs. As of April 30, 2011, approximately $13,811,000 has been received from such programs since inception. The payments are typically subject to statutory provisions requiring repayment of the reimbursed funds for noncompliance with upgrade provisions or other applicable laws. No amounts are currently expected to be repaid. At April 30, 2011, we had an accrued liability of approximately $231,000 for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. We believe we have no material joint and several environmental liability with other parties.


ITEM 1A.
RISK FACTORS

You should carefully consider the risks described in this report before making a decision to invest in our securities. If any of such risks actually occur, our business, financial condition, and/or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Risks Related to Our Industry

The convenience store industry is highly competitive.

The convenience store and retail fuel industries in which we operate are highly competitive and characterized by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with many other convenience store chains, gasoline stations, supermarkets, drugstores, discount stores, club stores, fast food outlets, and mass merchants. In recent years, several nontraditional retailers such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the gasoline retail business. These nontraditional gasoline retailers have obtained a significant share of the motor fuels market, and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing, and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. To remain competitive, we must constantly analyze consumer preferences and competitors' offerings and prices to ensure we offer convenience products and services consumers demand at competitive prices. We must also maintain and upgrade our customer service levels, facilities, and locations to remain competitive and attract customer traffic. These competitive pressures could materially and adversely affect our gasoline and merchandise sales and gross profit margins, and therefore could have a material adverse effect on our business, financial condition and results of operations.

The volatility of wholesale petroleum costs could adversely affect our operating results.

Over the past three fiscal years, on average our gasoline revenues accounted for approximately 70% of total revenue and our gasoline gross profit accounted for approximately 23% of total gross profit. Crude oil and domestic wholesale petroleum markets are marked by significant volatility. General political conditions, acts of war or terrorism, and instability in oil producing regions, particularly in the Middle East and South America, can significantly affect crude oil supplies and wholesale petroleum costs. In addition, the supply of gasoline and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at United States oil refineries or, in our case, the absence of gasoline contracts that guarantee an uninterrupted, unlimited supply of gasoline. Significant increases and volatility in wholesale petroleum costs have resulted and could in the future result in significant increases in the retail price of petroleum products and in lower gasoline average margin per gallon. Increases in the retail price of petroleum products have resulted and could in the future adversely affect consumer demand for gasoline. This volatility makes it difficult to predict the impact that future wholesale cost fluctuations will have on our operating results and financial condition. These factors could adversely affect our gasoline gallon volume, gasoline gross profit, and overall customer traffic, which in turn would affect our sales of grocery and general merchandise and prepared food products.

Increased credit card expenses could increase operating expenses.

A significant percentage of our gasoline sales are made with the use of credit cards. Since the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump result in higher credit card expenses. These additional fees increase operating expenses. Higher operating expenses that result from higher credit card fees may decrease our overall profit and have a material adverse effect on our business, financial condition and results of operations. Total credit card fees paid in fiscal 2011 were approximately $65 million.

Wholesale cost and tax increases relating to tobacco products could affect our operating results.

Sales of tobacco products have averaged approximately 10% of our total revenue over the past three fiscal years, and our tobacco gross profit accounted for approximately 13% of total gross profit for the same period. Significant increases in wholesale cigarette costs or tax increases on tobacco products may have an adverse effect on unit demand for cigarettes domestically. Currently, major cigarette manufacturers offer significant rebates to retailers, although there can be no assurance that such rebate programs will continue. We include these rebates as a component of our gross margin from sales of cigarettes. In the event these rebates are no longer offered or decreased, our wholesale cigarette costs will increase accordingly. In general, we attempt to pass price increases on to our customers. Due to competitive pressures in our markets, however, we may not always be able to do so. These factors could adversely affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit, and overall customer traffic, and in turn have a material adverse effect on our business, financial condition and results of operations.

Governmental action and campaigns to discourage smoking may have a material adverse effect on our revenues and gross profit.

Congress has given the Food and Drug Administration ("FDA") broad authority to regulate tobacco products, and the FDA has enacted numerous regulations restricting the sale of such products. These governmental actions, as well as national, state and local campaigns to discourage smoking and other factors, have resulted in reduced industry volume and consumption levels, and could materially affect the retail price of cigarettes, unit volume and revenues, gross profit, and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Future consumer or other litigation could adversely affect our financial condition and results of operations.

Our retail operations are characterized by a high volume of customer traffic and by transactions involving a wide array of product selections, including prepared food. These operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. Consequently, we may become a party to individual personal injury, bad fuel, products liability and other legal actions in the ordinary course of our business. While these actions are generally routine in nature, incidental to the operation of our business and immaterial in scope, if our assessment of any action or actions should prove inaccurate, our financial condition and results of operations could be adversely affected. Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. For example, various petroleum marketing retailers, distributors and refiners are currently defending class-action claims alleging that the sale of unadjusted volumes of fuel at temperatures in excess of 60 degrees Fahrenheit violates various state consumer protection laws due to the expansion of the fuel with the increase of fuel temperatures. Certain claims asserted in these lawsuits, if resolved against us, could give rise to substantial damages. Our defense costs and any resulting damage awards or settlement amounts may not be fully covered by our insurance policies. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial position, liquidity and results of operations in a particular period or periods.



General economic conditions that are largely out of the Company's control may adversely affect the Company's financial condition and results of operations.

Recessionary economic conditions, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products the Company sells in its stores. The current economic conditions, higher fuel prices, and unemployment levels have affected consumer confidence, spending patterns, and miles driven, with many customers "trading down" to lower priced products in certain categories. These factors can lead to sales declines in both gasoline and general merchandise, and in turn have an adverse impact on our business, financial condition and results of operations.

Risks Related to Our Business

Unfavorable weather conditions can adversely affect our business.

All of our stores are located in the Midwest region of the United States, which is susceptible to tornadoes, thunderstorms, extended periods of rain, flooding, ice storms, and heavy snow. Inclement weather conditions could damage our facilities or could have a significant impact on consumer behavior, travel, and convenience store traffic patterns as well as our ability to operate our locations. In addition, we typically generate higher revenues and gross margins during warmer weather months, which fall within our first and second fiscal quarters. When weather conditions are not favorable during a particular period, our operating results and cash flow from operations could be adversely affected.

We may not be able to identify, acquire, and integrate new stores, which could adversely affect our ability to grow our business.

An important part of our recent growth strategy has been to acquire other convenience stores that complement our existing stores or broaden our geographic presence. From May 1, 2010 through April 30, 2011 we acquired 89 convenience stores. We expect to continue pursuing acquisition opportunities.

Acquisitions involve risks that could cause our actual growth or operating results to differ materially from our expectations or the expectations of securities analysts. These risks include:

- The inability to identify and acquire suitable sites at advantageous prices;
- Competition in targeted market areas;
- Difficulties during the acquisition process in discovering some of the liabilities of the businesses that we acquire;
- Difficulties associated with our existing financial controls, information systems, management resources and human resources needed to support our future growth;
- Difficulties with hiring, training and retaining skilled personnel, including store managers;
- Difficulties in adapting distribution and other operational and management systems to an expanded network of stores;
- Difficulties in obtaining governmental and other third-party consents, permits and licenses needed to operate additional stores;
- Difficulties in obtaining the cost savings and financial improvements we anticipate from future acquired stores;
- The potential diversion of our senior management's attention from focusing on our core business due to an increased focus on acquisitions; and
- Challenges associated with the consummation and integration of any future acquisition.

We are subject to federal and state environmental and other regulations.

Our business is subject to extensive governmental laws and regulations that include but are not limited to environmental and employment laws and regulations; health care; legal restrictions on the sale of alcohol, tobacco, and lottery products; requirements related to minimum wage, working conditions, public accessibility, and citizenship. A violation of or change in such laws and/or regulations could have a material adverse effect on our business, financial condition, and results of operations.

Under various federal, state, and local laws, regulations, and ordinances, we may, as the owner/operator of our locations, be liable for the costs of removal or remediation of contamination at these or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. Failure to remediate such contamination properly may make us liable to third parties and adversely affect our ability to sell or lease such property.

Compliance with existing and future environmental laws regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in our operating areas in support of future remediation obligations.

These state trust funds are expected to pay or reimburse us for remediation expenses less a deductible. To the extent third parties do not pay for remediation as we anticipate, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. Reimbursements from state trust funds will be dependent on the maintenance and continued solvency of the various funds.

In the future, we may incur substantial expenditures for remediation of contamination that has yet to be discovered at existing locations or at locations we may acquire. We cannot assure you that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions not known to us do not exist; that future laws, ordinances, or regulations will not impose material environmental liability on us; or that a material environmental condition does not otherwise exist at any one or more of our locations. In addition, failure to comply with any environmental laws, regulations, or ordinances or an increase in regulations could adversely affect our operating results and financial condition.

State laws regulate the sale of alcohol, tobacco, and lottery products. A violation or change of these laws could adversely affect our business, financial condition, and results of operations because state and local regulatory agencies have the power to approve, revoke, suspend, or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

Any appreciable increase in income, overtime pay, or the statutory minimum wage rate or adoption of mandated healthcare benefits would result in an increase in our labor costs. Such cost increase or the penalties for failing to comply with such statutory minimum could adversely affect our business, financial condition, and results of operations. State or federal lawmakers or regulators may also enact new laws or regulations applicable to us that may have a material adverse and potentially disparate impact on our business.

The dangers inherent in the storage and transport of motor fuel could cause disruptions and could expose to us potentially significant losses, costs or liabilities.

We store motor fuel in storage tanks at our retail locations. Additionally, we transport a significant portion of our motor fuel in our own trucks, instead of by third-party carriers. Our operations are subject to significant hazards and risks inherent in transporting and storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, traffic accidents, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or wrongful death claims and other damage to our properties and the properties of others. As a result, any such event could have a material adverse effect on our business, financial condition and results of operations.

We may incur costs or liabilities as a result of litigation or adverse publicity resulting from concerns over food quality, health or other issues that could cause customers to avoid our convenience stores.

We may be the subject of complaints or litigation arising from food-related illness or injury in general which could have a negative impact on our business. Additionally, negative publicity, regardless of whether the allegations are valid, concerning food quality, food safety or other health concerns, employee relations or other matters related to our operations may materially adversely affect demand for our food and could result in a decrease in customer traffic to our convenience stores.

It is critical to our reputation that we maintain a consistent level of high quality prepared food offerings at our convenience stores. Health concerns, poor food quality or operating issues stemming from one store or a limited number of stores could materially adversely affect the operating results of some or all of our stores.

Because we depend on our senior management's experience and knowledge of our industry, we could be adversely affected were we to lose key members of our senior management team.

We are dependent on the continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We also rely on our ability to recruit qualified store managers, supervisors, district managers, regional managers and other store personnel. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business and results of operations.

We rely on our information technology systems to manage numerous aspects of our business, and a disruption of these systems could adversely affect our business.

We depend on our information technology (IT) systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses. Any disruption could cause our business and competitive position to suffer and cause our operation results to be reduced. Also, our business continuity plan could fail.

Other Risks

Any issuance of shares of our common stock in the future could have a dilutive effect on your investment.

We could issue additional shares for investment, acquisition, or other business purposes. Even if there is not an immediate need for capital, we may choose to issue securities to sell in public or private equity markets if and when conditions are favorable. Raising funds by issuing securities would dilute the ownership interests of our existing shareholders. Additionally, certain types of equity securities we may issue in the future could have rights, preferences, or privileges senior to the rights of existing holders of our common stock.

Iowa law and provisions in our charter documents may have the effect of preventing or hindering a change in control and adversely affecting the market price of our common stock.

Our articles of incorporation give the Company's board of directors the authority to issue up to one million shares of preferred stock and to determine the rights and preferences of the preferred stock without obtaining shareholder approval. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise. Furthermore, this preferred stock could be issued with other rights, including economic rights, senior to our common stock, thereby having a potentially adverse effect on the market price of our common stock.

Our articles of incorporation recently were amended to stagger the terms of the Company's board of directors, as a result of amendments to the Iowa Business Corporation Act. Our staggered board, along with other provisions of our articles of incorporation and bylaws and Iowa corporate law, could make it more difficult for a third party to acquire us or remove our directors by means of a proxy contest, even if doing so would be beneficial to our shareholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder unless the business combination is approved in a prescribed manner. Further, Section 490.1108A of the Iowa Business Corporation Act permits a board of directors, in the context of a takeover proposal, to consider not only the effect of a proposed transaction on shareholders, but also on a corporation's employees, suppliers, customers, creditors, and on the communities in which the corporation operates. These provisions could discourage others from bidding for our shares and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

We may, in the future, adopt other measures (such as a shareholder rights plan or "poison pill") that could have the effect of delaying, deferring, or preventing an unsolicited takeover, even if such a change in control were at a premium price or favored by a majority of unaffiliated shareholders. These measures may be adopted without any further vote or action by our shareholders.

The market price for our common stock has been and may in the future be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility could significantly affect the market price of our common stock without regard to our operating performance. In addition, the price of our common stock could be subject to wide fluctuations in response to these and other factors:

- A deviation in our results from the expectations of public market analysts and investors;
- Statements by research analysts about our common stock, company, or industry;
- Changes in market valuations of companies in our industry and market evaluations of our industry generally;
- Additions or departures of key personnel;
- Actions taken by our competitors;
- Sales of common stock by the Company, senior officers, or other affiliates; and
- Other general economic, political, or market conditions, many of which are beyond our control.

The market price of our common stock will also be affected by our quarterly operating results and monthly same store sales results, which may be expected to fluctuate. The following are factors that may affect our quarterly results and same store sales: general, regional, and national economic conditions; competition; unexpected costs; changes in retail pricing, consumer trends, and the number of stores we open and/or close during any given period; costs of compliance with corporate governance and Sarbanes-Oxley requirements. Other factors are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. You may not be able to resell your shares of our common stock at or above the price you pay.

ITEM 1B.
UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.
PROPERTIES

We own our corporate headquarters and distribution center. Located on an approximately 45-acre site in Ankeny, Iowa, these adjacent facilities and our vehicle service and maintenance center occupy a total of approximately 375,000 square feet. The original complex was completed in February 1990 and placed in full service at that time. In fiscal 2007, we added 98,000 square feet to the distribution center, 20,000 square feet of office space, additional paving for truck parking, and necessary drainage and landscaping improvements.

On April 30, 2011, we also owned the land at 1,619 store locations and the buildings at 1,627 locations and leased the land at 18 locations and the buildings at 10 locations. Most of the leases provide for the payment of a fixed rent plus property taxes and insurance and maintenance costs. Generally, the leases are for terms of ten to twenty years with options to renew for additional periods or options to purchase the leased premises at the end of the lease period.

ITEM 3.
LEGAL PROCEEDINGS

The information required to be set forth under this heading is incorporated by reference from Note 10, Contingencies, to the Consolidated Financial Statements included in Part II, Item 8.

PART II

ITEM 5.
MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock

Casey's common stock trades on the Nasdaq Global Select Market under the symbol CASY. The 37,966,709 shares of common stock outstanding at April 30, 2011 had a market value of approximately $1.5 billion. On that date there were 1,948 shareholders of record.



Common Stock Market Prices

Calendar 2009	High	Low	Calendar 2010	High	Low	Calendar 2011	High	Low
Q1	$28.06	$18.32	Q1	$32.38	$29.03	Q1	$43.62	$35.39
Q2	$28.43	$23.58	Q2	$39.56	$30.24			
Q3	$31.70	$24.47	Q3	$44.68	$34.85			
Q4	$33.06	$29.10	Q4	$43.21	$38.25			

Dividends

We began paying cash dividends during fiscal 1991.The dividends paid in fiscal 2011 totaled $0.505 per share. The dividends paid in fiscal 2010 totaled $0.34 per share. On June 10, 2011, the Board of Directors declared a quarterly dividend of $0.15 payable August 15, 2011 to shareholders of record on August 1, 2011. The Board expects to review the dividend every year at its June meeting.

The cash dividends declared during the calendar years 2009-11 were as follows:

Calendar 2009	Cash dividend declared	Calendar 2010	Cash dividend declared	Calendar 2011	Cash dividend declared
Q1	$ 0.075	Q1	$ 0.085	Q1	$ 0.135
Q2	$ 0.085	Q2	$ 0.10	Q2	$ 0.15
Q3	$ 0.085	Q3	$ 0.135		
Q4	$ 0.085	Q4	$ 0.135		
	$ 0.33		$ 0.455		

Statement of Earnings Data

(In thousands, except per share amounts)

	Years ended April 30,				
	2011	2010	2009	2008	2007
Total revenue	**$ 5,635,240**	$ 4,637,087	$ 4,690,525	$ 4,843,259	$ 4,047,062
Cost of goods sold	**4,754,173**	3,844,735	3,966,919	4,155,493	3,461,613
Gross profit	**881,067**	792,352	723,606	687,766	585,449
Operating expenses	**607,628**	526,291	504,449	476,211	414,904
Depreciation and amortization	**82,355**	73,546	69,451	67,893	64,320
Interest, net	**28,497**	10,933	10,626	9,792	11,184
Loss on early retirement of debt	**11,350**	—	—	—	—
Earnings before income taxes	**151,237**	181,582	139,080	133,870	95,041
Federal and state income taxes	**56,614**	64,620	53,390	48,979	33,150
Net earnings	**$ 94,623**	$ 116,962	$ 85,690	$ 84,891	$ 61,891
Basic earnings per common share	**$ 2.24**	$ 2.30	$ 1.69	$ 1.68	$ 1.23
Diluted earnings per common share	**$ 2.22**	$ 2.29	$ 1.68	$ 1.67	$ 1.22
Weighted average number of common shares outstanding—basic	**42,285**	50,899	50,787	50,681	50,468
Weighted average number of common shares outstanding—diluted	**42,567**	51,053	50,917	50,859	50,668
Dividends paid per common share	**$ 0.505**	$ 0.34	$ 0.30	$ 0.26	$ 0.20

Balance Sheet Data

	As of April 30,				
	2011	2010	2009	2008	2007
Current assets	**$ 293,887**	$ 310,085	$ 284,727	$ 313,256	$ 240,619
Total assets	**1,610,955**	1,388,775	1,262,695	1,219,200	1,129,271
Current liabilities	**294,500**	240,886	221,243	259,099	234,267
Long-term debt, net of current maturities	**678,680**	154,754	167,887	181,443	199,504
Shareholders' equity	**403,896**	824,319	721,030	647,472	572,264

ITEM 7.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Dollars and gallons in thousands, except per share amounts)

Please read the following discussion of the Company's financial condition and results of operations in conjunction with the selected historical consolidated financial data and consolidated financial statements and accompanying notes presented elsewhere in this Form 10-K.

Overview

The Company operates convenience stores under the name "Casey's General Store" and "Just Diesel" in eleven Midwestern states, primarily Iowa, Missouri and Illinois. On April 30, 2011, there were a total of 1,637 stores in operation. All stores offer gasoline for sale on a self-serve basis and carry a broad selection of food (including freshly prepared foods such as pizza, donuts and sandwiches), beverages, tobacco products, health and beauty aids, automotive products and other non-food items. We derive our revenue from the retail sale of gasoline and the products offered in our stores.

Approximately 60% of all Casey's General Stores are located in areas with populations of fewer than 5,000 persons, while approximately 15% of all stores are located in communities with populations exceeding 20,000 persons. We operate a central warehouse, the Casey's Distribution Center, adjacent to our Corporate Headquarters facility in Ankeny, Iowa, through which we supply grocery and general merchandise items to our stores. At April 30, 2011, the Company owned the land at 1,619 store locations and the buildings at 1,627 locations, and leased the land at 18 locations and the buildings at 10 locations.

During the fourth quarter of fiscal 2011, the Company earned $0.60 in earnings per share compared to $0.43 per share for the same quarter a year ago. The fiscal 2010 fourth quarter results include $6,862 in legal and advisory fees related to the evaluation of and responses to the unsolicited offer and related actions by Alimentation Couche-Tard. Without the effect of those fees, earnings would have been approximately $0.51 for the fourth quarter of fiscal 2010. Fiscal 2011 basic earnings per share were $2.24 versus $2.30 for the prior year. The year-end results include approximately $27.4 million in expenses pertaining to the Company's recapitalization plan completed in the second quarter as well as the unsolicited hostile offer and related actions by Alimentation Couche-Tard Inc. Without those expenses, year-to-date earnings would have been $2.65 per share. The Company's business is seasonal, and generally the Company experiences higher sales and profitability during the first and second fiscal quarters (May-October), when customers tend to purchase greater quantities of gasoline and certain convenience items such as beer and soft drinks.

During the 2011 fiscal year, we acquired 89 convenience stores from other parties and completed 20 new store constructions. The Company also replaced 15 stores and completed 120 major remodels incorporating the new store design that includes a larger coffee and fountain offering, made-to-order sub sandwich program, and expanded cooler capacity.

The fourth quarter results reflected a 1.9% decrease in same-store gasoline gallons sold, with an average margin of approximately 15.6 cents per gallon. For the fiscal year, same-store gallons increased 1.6% with an average margin of 15.2 cents per gallon. The Company's policy is to price to the competition, so the timing of retail price changes is driven by local competitive conditions.

Same store sales of grocery and other merchandise increased 4.8% and prepared foods and fountain increased 11.8% during the fourth quarter of fiscal 2011.

The relatively weak U.S. economy, coupled with increased unemployment and higher retail gasoline prices, have generally had an adverse impact on consumer disposable income in the Midwest. These conditions have not materially lowered the over-all demand for gasoline and the merchandise sold in our stores, but we expect to continue facing a challenging operating environment in the coming months. For further information concerning the Company's operating environment and certain conditions that may affect future performance, see the "Forward-looking Statements" at the end of this Item 7.



Fiscal 2011 Compared with Fiscal 2010

Total revenue for fiscal 2011 increased 21.5% to $5,635,240, primarily due to a 15.8% increase in average gas prices, an increase in the number of gallons sold, and an increase in same-store inside sales (grocery & other merchandise and prepared food & fountain). Retail gasoline sales for the fiscal year were $3,998,702, an increase of 25.8%, and gallons sold increased 8.6% to 1,394,457. Inside sales increased 11.9% to $1,610,853, primarily due to increases in the cigarette and fountain categories and a greater number of stores in operation.

Total gross profit margin was 15.6% for fiscal 2011 compared with 17.1% for the prior year. The gas margin decreased to 5.3% in fiscal 2011 from 5.6% in fiscal 2010 primarily due to the increase in the retail price per gallon of gasoline sold. The grocery & other merchandise margin decreased to 32.2% in fiscal 2011 from 33.6% in fiscal 2010 primarily due to a more competitive cigarette pricing environment. The prepared food & fountain margin decreased to 62.2% from 63.8% primarily due to the higher commodity costs during fiscal 2011.

Operating expenses increased 15.5% in fiscal 2011 primarily due to an increase of $8,957 in pre-tax charges related to the evaluation of and responses to the unsolicited offer and related actions by Alimentation Couche-Tard and the evaluation of the proposal from 7-Eleven. In fiscal 2010, the Company received a $1,543 rebate of contractual amounts of credit card transaction fees which should have been recorded in prior periods. When the impact of those two items are excluded, operating expenses would have increased 13.4% for the year. Higher retail gasoline prices resulted in higher sales, which decreased the operating expense ratio to 10.8% of total revenue in fiscal 2011 from 11.3% in the prior year. Higher retail gasoline prices also increased our transportation costs and credit card fees during the year.

Depreciation and amortization expense increased 12% to $82,355 in fiscal 2011 from $73,546 in fiscal 2010. The increase was due to capital expenditures made in fiscal 2011.

The effective tax rate increased 180 basis points to 37.4% in fiscal 2011 from 35.6% in fiscal 2010. The increase in the effective tax rate was primarily due to an upward adjustment to net deferred tax liabilities resulting from a significant income tax rate increase enacted for one state that normally contributes a substantial proportion of state income tax expense and the absence, as present in the prior year, of a tax benefit resulting from a change in an uncertain tax position relating to a refund of tax credits.

Net earnings decreased to $94,623 in fiscal 2011 from $116,962 in fiscal 2010. The decrease was due primarily to an increase in operating expenses from the prior year, an increase in interest expense due to the additional $569,000 principal amount outstanding on the 5.22% senior notes, the loss on the early retirement of the 7.38% senior notes and the 6.18% to 7.23% senior notes, a decrease in the average margin on prepared food & fountain sales and a decrease in the average margin on grocery & other merchandise sales. However, this was partially offset by an increase in the gross profit margin per gallon of gasoline sold.



Fiscal 2010 Compared with Fiscal 2009

Total revenue for fiscal 2010 decreased 1.1% to $4,637,087, primarily due to a 7.5% decrease in average gas prices. That result was partially offset by an increase in the number of gallons sold and an increase in same-store inside sales (grocery & other merchandise and prepared food & fountain). Retail gasoline sales for the fiscal year were $3,177,490, a decrease of 4.4%, and gallons sold increased 3.3% to 1,283,479. Inside sales increased 6.9% to $1,439,301, primarily due to increases in the cigarette and fountain categories and a greater number of stores in operation.

Total gross profit margin was 17.1% for fiscal 2010 compared with 15.4% for the prior year. The gas margin increased to 5.6% in fiscal 2010 from 4.8% in fiscal 2009. The grocery & other merchandise margin decreased to 33.6% in fiscal 2010 from 33.7% in fiscal 2009. The prepared food & fountain margin increased to 63.8% from 61.4% primarily due to the lower cost of cheese during fiscal 2010.

Operating expenses increased 4.3% in fiscal 2010 primarily due to a $6,862 pre-tax charge related to the evaluation of the unsolicited offer and related actions by Alimentation Couche-Tard. The Company also received a $1,543 rebate of contractual amounts of credit card transaction fees which should have been recorded in prior periods. When the impact of those two items, as well as the impact from the $9,100 legal settlement and $2,553 flood loss from fiscal 2009 are excluded, operating expenses would have increased 5.7% for the year. Lower retail gasoline prices resulted in lower sales, which increased the operating expense ratio to 11.3% of total revenue in fiscal 2010 from 10.8% in the prior year. Lower retail gasoline prices also helped reduce our transportation costs and credit card fees during the first half of the year.

Depreciation and amortization expense increased 5.9% to $73,546 in fiscal 2010 from $69,451 in fiscal 2009. The increase was due to capital expenditures made in fiscal 2010.

The effective tax rate decreased 280 basis points to 35.6% in fiscal 2010 from 38.4% in fiscal 2009. The decrease in the effective tax rate was primarily due to a tax benefit resulting from a change in an uncertain tax position relating to a refund of tax credits.

Net earnings increased to $116,962 in fiscal 2010 from $85,690 in fiscal 2009. The increase was due primarily to an increase in same-store sales from the prior year, an increase in the average margin on prepared food & fountain sales, and an increase in the gross profit margin per gallon of gasoline sold.

COMPANY TOTAL REVENUE AND GROSS PROFIT

	Years ended April 30,		
	2011	2010	2009
Total revenue			
Gasoline	**$ 3,998,702**	$ 3,177,490	$ 3,323,616
Grocery & other merchandise	**1,195,613**	1,073,508	1,010,474
Prepared food & fountain	**415,240**	365,793	335,686
Other	**25,685**	20,296	20,749
	$ 5,635,240	$ 4,637,087	$ 4,690,525
Gross profit (1)			
Gasoline	**$ 212,038**	$ 178,176	$ 159,851
Grocery & other merchandise	**385,250**	360,432	340,044
Prepared food & fountain	**258,151**	233,507	205,997
Other	**25,628**	20,237	17,714
	$ 881,067	$ 792,352	$ 723,606

INDIVIDUAL STORE COMPARISONS (2)

	Years ended April 30,		
	2011	2010	2009
Average retail sales	**$ 3,400**	$ 3,070	$ 3,228
Average retail inside sales	**1,015**	958	928
Average gross profit on inside items	**404**	389	373
Average retail sales of gasoline	**2,482**	2,112	2,301
Average gross profit on gasoline (3)	**132**	119	108
Average operating income (4)	**180**	164	146
Average number of gallons sold	**869**	854	859

(1) Gross profits represent total revenue less cost of goods sold. Gross profit is given before charge for depreciation and amortization and credit card fees.

(2) Individual store comparisons include only those stores that had been in operation for at least one full year on April 30 of the fiscal year indicated.

(3) Retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be adversely affected by factors beyond our control, including oversupply in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, and price competition from other gasoline marketers. Any substantial decrease in profit margins on retail gasoline sales or the number of gallons sold could have a material adverse effect on our earnings.

(4) Average operating income represents retail sales less cost of goods sold and operating expenses attributable to a particular store; it excludes federal and state income taxes, Company operating expenses not attributable to a particular store, and our matching contribution paid to the 401(k) Plan.



Critical Accounting Policies

Critical accounting policies are those accounting policies that we believe are important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective judgments, often because of the need to estimate the effects of inherently uncertain factors.

Inventory

Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market. For gasoline, cost is determined through the use of the first-in, first-out (FIFO) method. For merchandise inventories, cost is determined through the use of the last-in, first-out (LIFO) method applied to inventory values determined primarily by the FIFO method for warehouse inventories and the retail inventory method (RIM) for store inventories, except for cigarettes, beer, pop, and prepared foods, which are valued at cost. RIM is an averaging method widely used in the retail industry because of its practicality.

Under RIM, inventory valuations are at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to sales. Inherent in the RIM calculations are certain management judgments and estimates that could affect the ending inventory valuation at cost and the resulting gross margins.

Vendor allowances include rebates and other funds received from vendors to promote their products. We often receive such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Rebates are recognized as reductions of inventory costs when purchases are made; reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Long-lived Assets

The Company periodically monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent the carrying value of the assets are less than their estimated fair value. Fair value is based on management's estimate of the future cash flows to be generated and the amount that could be realized from the sale of assets in a current transaction between willing parties, which are considered Level 3 inputs. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for us is generally on a store-by-store basis. We recorded impairment charges of $348 in fiscal 2011, $100 in fiscal 2010, and $1,262 in fiscal 2009.

Self-insurance

We are primarily self-insured for workers' compensation, general liability, and automobile claims. The self-insurance claim liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. Actuarial projections of the losses are employed due to the high degree of variability in the liability estimates. Some factors affecting the uncertainty of claims include the development time frame, settlement patterns, litigation and adjudication direction, and medical treatment and cost trends. The liability is not discounted. The balance of our self-insurance reserves were $22,129 and $20,713 for the years ended April 30, 2011 and 2010, respectively.



Liquidity and Capital Resources

Due to the nature of our business, cash provided by operations is our primary source of liquidity. We finance our inventory purchases primarily from normal trade credit aided by relatively rapid inventory turnover. This turnover allows us to conduct operations without large amounts of cash and working capital. As of April 30, 2011, the Company's ratio of current assets to current liabilities was 1 to 1. The ratio at April 30, 2010 and at April 30, 2009 was 1.29 to 1. We believe our current $100,000 bank line of credit together with cash flow from operations will be sufficient to satisfy the working capital needs of our business.

Net cash provided by operating activities increased $47,375 (22.1%) in the year ended April 30, 2011, primarily because of large increases in deferred income tax liabilities and accounts payable. Accounts payable increased primarily due to the higher cost per gallon of gasoline. This result was partially offset by large increases in income taxes receivable and inventories. Cash used in investing activities in the year ended April 30, 2011 increased $152,361 (88%) primarily due to the increase in the store acquisitions and increased store remodeling activity from the prior year. Cash used in financing activities decreased $6,901 (19.8%), primarily due to the proceeds from long-term debt. This impact was partially offset by the repurchase of 13,157,894 shares of Common Stock and an increase in the repayments of long-term debt.

Capital expenditures represent the single largest use of Company funds. We believe that by reinvesting in stores, we will be better able to respond to competitive challenges and increase operating efficiencies. During fiscal 2011, we expended $328,141 for property and equipment, primarily for the acquisition and remodeling of stores compared with $174,921 in the prior year. In fiscal 2012, we anticipate expending between $204,000 and $267,000, primarily from existing cash and funds generated by operations, for construction, acquisition, and remodeling of stores.

As of April 30, 2011, we had long-term debt, net of current maturities, of $678,680 consisting of $569,000 in principal amount of 5.22% senior notes, $100,000 in principal amount of 5.72% senior notes, series A and B; $9,658 of capital lease obligations, and $22 of mortgage notes payable.

On August 9, 2010, the Company issued $569,000 of aggregate principal amount of 5.22% senior notes to finance its "Dutch Auction" tender offer, to prepay the 1995 and 1999 senior notes, and to pay the fees and expenses associated with the tender offer and the financing. The Company purchased an aggregate of 13,157,894 shares of Common Stock at a purchase price of $38.00 per share, for a total cost of approximately $500,000 excluding fees and expenses.

Interest on the 5.22% senior notes is payable on the 9th day of each February and August. Principal on the 5.22% senior notes is payable in full on August 9, 2020. We may prepay the 5.22% notes in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated August 9, 2010 between the Company and the purchasers of the 5.22% senior notes.

Interest on the 5.72% senior notes series A and series B is payable on the 30th day of each March and September. Principal on the senior notes series A and series B is payable in various installments beginning September 30, 2012. We may prepay the 5.72% senior notes series A and series B in whole or in part at any time in an amount of not less than $2,000 at a redemption price calculated in accordance with the Note Agreement dated September 29, 2006 between the Company and the purchasers of the 5.72% senior notes series A and series B.

To date, we have funded capital expenditures primarily through funds generated from operations, the proceeds of the sale of common stock, issuance of 6.25% convertible subordinated debentures (converted into shares of common stock in 1994), the previously described senior notes, and a mortgage note. Future capital required to finance operations, improvements, and the anticipated growth in the number of stores is expected to come from cash generated by operations, the bank line of credit, and additional long-term debt or other securities as circumstances may dictate. We do not expect such capital needs to adversely affect liquidity.

The table below presents our significant contractual obligations, including interest, at April 30, 2011:

Contractual obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior notes	$ 976,778	35,422	94,914	82,769	763,673
Mortgage notes	517	494	23	—	—
Capital lease obligations	18,563	1,273	2,459	1,550	13,281
Operating lease obligations	2,464	667	848	336	613
Unrecognized tax benefits	6,148	—	—	—	—
Deferred compensation	13,858	—	—	—	—
Total	$1,018,328	37,856	98,244	84,655	777,567

Unrecognized tax benefits relate to uncertain tax positions and since we are not able to reasonably estimate the timing of the payments or the amount by which the liability will increase or decrease over time, the related balances have not been reflected in the "Payments due by period" section of the table.

At April 30, 2011, the Company had a total of $6,148 in gross unrecognized tax benefits. Of this amount, $4,013 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. These unrecognized tax benefits relate to the state income tax filing positions and federal tax credits claimed for the Company's corporate subsidiaries. The total amount of accrued interest and penalties for such unrecognized tax benefits was $245 as of April 30, 2011. Interest and penalties related to income taxes are classified as income tax expense in our consolidated financial statements. The federal statute of limitations remains open for the years 2006 and forward. Tax years 2005 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the expiration of the statute of limitations, examinations or other unforeseen circumstances. As of April 30, 2011, the Company has an ongoing federal income tax examination for the fiscal tax year ended April 30, 2007. Two states have an examination in progress. The Company did not have any outstanding litigation related to tax matters. At this time, management believes it is reasonably possible the aggregate amount of unrecognized tax benefits will decrease by $1,423 within the next 12 months. This expected decrease is due to the expiration of statute of limitations related to certain federal and state income tax filing positions.

Included in long-term liabilities on our consolidated balance sheet at April 30, 2011, was a $13,858 obligation for deferred compensation. As the specific payment dates for the deferred compensation are unknown due to the unknown retirement dates of many of the participants, the related balances have not been reflected in the "Payments due by period" section of the table. However, certain payments will be due during the next 5 years.

At April 30, 2011, we were partially self-insured for workers' compensation claims in all eleven states of our marketing territory; we also were partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $12,000 and $11,000, respectively, were issued and outstanding at April 30, 2011 and 2010, on the insurance company's behalf. We renew the letters of credit on an annual basis.



Forward-looking Statements

This Form 10-K contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. Forward-looking statements represent our expectations or beliefs concerning future events, including (i) any statements regarding future sales and gross profit percentages, (ii) any statements regarding the continuation of historical trends, and (iii) any statements regarding the sufficiency of the Company's cash balances and cash generated from operations and financing activities for the Company's future liquidity and capital resource needs. The words *believe, expect, anticipate, intend, estimate, project* and similar expressions are intended to identify forward-looking statements. We caution you that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including without limitations the factors described in this Form 10-K.

We ask you not to place undue reliance on such forward-looking statements because they speak only of our views as of the statement dates. Although we have attempted to list the important factors that presently affect the Company's business and operating results, we further caution you that other factors may in the future prove to be important in affecting the Company's results of operations. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

In addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, factors that could cause the Company's actual results to differ materially from those contemplated in any forward-looking statements include, among others, the following:

Competition

Our business is highly competitive and marked by ease of entry and constant change in terms of the numbers and type of retailers offering the products and services found in stores. Many of the food (including prepared foods) and nonfood items similar or identical to those we sell are generally available from a variety of competitors in the communities served by our stores, and we compete with other convenience store chains, gasoline stations, supermarkets, drug stores, discount stores, club stores, mass merchants, and fast-food outlets (with respect to the sale of prepared foods). Sales of nongasoline items (particularly prepared food items) have contributed substantially to our gross profit on retail sales in recent years. Gasoline sales are intensely competitive. We compete for gasoline sales with both independent and national brand gasoline stations, other convenience store chains, and several nontraditional gasoline retailers such as supermarkets in specific markets. Some of these other gasoline retailers may have access to more favorable arrangements for gasoline supply than do we or the firms that supply our stores. Some of our competitors have greater financial, marketing, and other resources than we have and therefore may be able to respond better to changes in the economy and new opportunities within the industry.



Gasoline Operations

Gasoline sales are an important part of our revenue and earnings, and retail gasoline profit margins have a substantial impact on our net income. Profit margins on gasoline sales can be affected adversely by factors beyond our control, including the supply of gasoline available in the retail gasoline market, uncertainty or volatility in the wholesale gasoline market, increases in wholesale gasoline costs generally during a period, and price competition from other gasoline marketers. The market for crude oil and domestic wholesale petroleum products is volatile and is affected by general political conditions and instability in oil producing regions such as the Middle East and South America. The volatility of the wholesale gasoline market makes it extremely difficult to predict the impact of future wholesale cost fluctuation on our operating results and financial conditions. These factors could materially affect gasoline gallon volume, gasoline gross profit, and overall customer traffic levels at stores. Any substantial decrease in profit margins on gasoline sales or in the number of gallons sold by stores could have a material adverse effect on our earnings.

The Company purchases its gasoline from a variety of independent national and regional petroleum distributors. Although in recent years suppliers have not experienced any difficulties in obtaining sufficient amounts of gasoline to meet our needs, unanticipated national and international events could result in a reduction of gasoline supplies available for distribution. Any substantial curtailment in our gasoline supply would reduce gasoline sales. Further, we believe a significant amount of our business results from the patronage of customers primarily desiring to purchase gasoline; accordingly, reduced gasoline supplies could adversely affect the sale of nongasoline items. Such factors could have a material adverse impact on our earnings and operations.

Tobacco Products

Sales of tobacco products represent a significant portion of our revenues. Significant increases in wholesale cigarette costs and tax increases on tobacco products as well as national and local campaigns to discourage smoking in the United States could have an adverse effect on the demand for cigarettes sold by stores. We attempt to pass price increases on to our customers, but competitive pressures in specific markets may prevent us from doing so. These factors could materially affect the retail price of cigarettes, the volume of cigarettes sold by stores, and overall customer traffic.

Environmental Compliance Costs

The United States Environmental Protection Agency and several of the states in which we do business have adopted laws and regulations relating to underground storage tanks used for petroleum products. In the past, we have incurred substantial costs to comply with such regulations, and additional substantial costs may be necessary in the future. Several states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs. Any reimbursements received in respect to such costs typically are subject to statutory provisions requiring repayment of the reimbursed funds for any future noncompliance with upgrade provisions or other applicable laws. Although we regularly accrue expenses for the estimated costs related to future corrective action or remediation efforts, there can be no assurance that the accrued amounts will be sufficient to pay such costs or that we have identified all environmental liabilities at all of our current store locations. In addition, there can be no assurance that we will not incur substantial expenditures in the future for remediation of contamination or related claims that have not been discovered or asserted with respect to existing store locations or locations that we may acquire in the future, that we will not be subject to any claims for reimbursement of funds disbursed to us under the various state programs, and/or that additional regulations or amendments to existing regulations will not require additional expenditures beyond those presently anticipated.



Seasonality of Sales

Company sales generally are strongest during its first two fiscal quarters (May–October) and weakest during the third and fourth fiscal quarters (November–April). In the warmer months, customers tend to purchase greater quantities of gasoline and certain convenience items such as beer, soft drinks, and ice. Difficult weather conditions (such as flooding, prolonged rain, or snowstorms) in any quarter, however, may adversely reduce sales at affected stores and may have an adverse impact on our earnings for that period.

ITEM 7A.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates relates primarily to our investment portfolio and long-term debt obligations. We place our investments with high-quality credit issuers and, by policy, limit the amount of credit exposure to any one issuer. Our first priority is to reduce the risk of principal loss. Consequently, we seek to preserve our invested funds by limiting default risk, market risk, and reinvestment risk. We mitigate default risk by investing in only high-quality credit securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We believe an immediate 100-basis-point move in interest rates affecting our floating and fixed rate financial instruments as of April 30, 2011 would have no material effect on pretax earnings.

In the past, we have used derivative instruments such as options and futures to hedge against the volatility of gasoline cost and were at risk for possible changes in the market value of those derivative instruments. No such derivative instruments were used during fiscal year 2011, 2010, or 2009. However, we do from time to time, participate in a forward buy of certain commodities, primarily cheese and coffee.

ITEM 8.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Casey's General Stores, Inc.:

We have audited the accompanying consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2011 and 2010, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2011. We also have audited the Company's internal control over financial reporting as of April 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, appearing under the accompanying Item 9A (Controls and Procedures). Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Casey's General Stores, Inc. and subsidiaries as of April 30, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/KPMG LLP

Des Moines, Iowa
June 28, 2011

CASEY'S GENERAL STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	April 30,	
Assets	**2011**	2010
Current assets		
Cash and cash equivalents	**$ 59,572**	$ 151,676
Receivables	**20,154**	12,111
Inventories	**159,200**	124,951
Prepaid expenses	**1,180**	1,129
Deferred income taxes	**10,405**	9,417
Income taxes receivable	**43,376**	10,801
Total current assets	**293,887**	310,085
Property and equipment, at cost		
Land	**348,456**	297,833
Buildings and leasehold improvements	**724,170**	621,882
Machinery and equipment	**907,483**	784,341
Leasehold interest in property and equipment	**14,538**	13,849
	1,994,647	1,717,905
Less accumulated depreciation and amortization	**777,342**	706,994
Net property and equipment	**1,217,305**	1,010,911
Other assets, net of amortization	**11,721**	10,232
Goodwill	**88,042**	57,547
Total assets	**$ 1,610,955**	$ 1,388,775

	April 30,	
Liabilities and Shareholders' Equity	**2011**	2010
Current liabilities		
Notes payable to bank	**$600**	—
Current maturities of long-term debt	**1,167**	24,577
Accounts payable	**215,675**	145,334
Accrued expenses		
Wages and related taxes	**13,014**	11,981
Property taxes	**17,283**	15,267
Insurance	**22,129**	20,713
Other	**24,632**	23,014
Total current liabilities	**294,500**	240,886
Long-term debt, net of current maturities	**678,680**	154,754
Deferred income taxes	**203,078**	141,229
Deferred compensation	**13,858**	12,788
Other long-term liabilities	**16,943**	14,799
Total liabilities	**1,207,059**	564,456
Commitments and contingencies		
Shareholders' equity		
Preferred stock, no par value, none issued	—	—
Common stock, no par value, 37,966,709 and 50,926,162 shares issued and outstanding at April 30, 2011 and 2010, respectively	**3,996**	64,439
Retained earnings	**399,900**	759,880
Total shareholders' equity	**403,896**	824,319
Total liabilities and shareholders' equity	**$ 1,610,955**	$ 1,388,775

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share amounts)

	Years ended April 30,		
	2011	2010	2009
Total revenue	**$ 5,635,240**	$ 4,637,087	$ 4,690,525
Cost of goods sold (exclusive of depreciation, shown separately below)	**4,754,173**	3,844,735	3,966,919
Gross profit	**881,067**	792,352	723,606
Operating expenses	**607,628**	526,291	504,449
Depreciation and amortization	**82,355**	73,546	69,451
Interest, net	**28,497**	10,933	10,626
Loss on early retirement of debt	**11,350**	—	—
Earnings before income taxes	**151,237**	181,582	139,080
Federal and state income taxes	**56,614**	64,620	53,390
Net earnings	**$ 94,623**	$ 116,962	$ 85,690
Earnings per common share			
Basic	**$ 2.24**	$ 2.30	$ 1.69
Diluted	**$ 2.22**	$ 2.29	$ 1.68

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share amounts)

	Common stock	Retained earnings	Total
Balance at April 30, 2008	$ 57,690	$ 589,782	$ 647,472
Net earnings	—	85,690	85,690
Payment of dividends (30 cents per share)	—	(15,246)	(15,246)
Proceeds from exercise of stock options (93,550 shares)	1,346	—	1,346
Tax benefits related to nonqualified stock options	512	—	512
Stock based compensation	1,256	—	1,256
Balance at April 30, 2009	$ 60,804	$ 660,226	$ 721,030
Net earnings	—	116,962	116,962
Payment of dividends (34 cents per share)	—	(17,308)	(17,308)
Proceeds from exercise of stock options (83,450 shares)	1,239	—	1,239
Tax benefits related to nonqualified stock options	365	—	365
Stock based compensation	2,031	—	2,031
Balance at April 30, 2010	$ 64,439	$ 759,880	824,319
Net earnings	—	94,623	94,623
Payment of dividends (50.5 cents per share)	—	(20,467)	(20,467)
Repurchase of common stock (13,157,894 shares)	(66,890)	(434,136)	(501,026)
Proceeds from exercise of stock options (184,441 shares)	3,733	—	3,733
Tax benefits related to nonqualified stock options	648	—	648
Stock based compensation	2,066	—	2,066
Balance at April 30, 2011	$ 3,996	$ 399,900	$ 403,896

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended April 30,		
	2011	2010	2009
Cash flows from operating activities			
Net earnings	**$ 94,623**	$ 116,962	$ 85,690
Adjustments to reconcile net earnings to net cash provided by operations			
Depreciation and amortization	**82,355**	73,546	69,451
Other amortization (accretion)	**988**	203	(192)
Stock-based compensation	**2,066**	2,031	1,256
Loss on sale of property and equipment	**(80)**	456	4,063
Deferred income taxes	**60,861**	18,171	16,080
Excess tax benefits related to stock option exercises	**(648)**	(365)	(512)
Loss on early retirement of debt	**11,350**	—	—
Changes in assets and liabilities			
Receivables	**(8,043)**	(1,223)	5,774
Inventories	**(26,527)**	(15,886)	18,794
Prepaid expenses	**(51)**	87	25
Accounts payable	**70,341**	29,898	(47,907)
Accrued expenses	**5,516**	(6,567)	15,931
Income taxes receivable	**(31,266)**	(3,649)	1,005
Other, net	**(42)**	404	1,166
Net cash provided by operating activities	**261,443**	214,068	170,624
Cash flows from investing activities			
Purchase of property and equipment	**(214,573)**	(129,233)	(136,351)
Payments for acquisition of businesses, net of cash acquired	**(113,567)**	(45,688)	(11,813)
Proceeds from sales of property and equipment	**2,627**	1,769	3,200
Net cash used in investing activities	**(325,513)**	(173,152)	(144,964)
Cash flows from financing activities			
Proceeds from long-term debt	**569,000**	—	—
Payments of long-term debt	**(69,172)**	(19,231)	(21,100)
Net borrowing of short-term debt	**600**	—	—
Proceeds from exercise of stock options	**3,733**	1,239	1,346
Payments of cash dividends	**(20,467)**	(17,308)	(15,246)
Repurchase of common stock	**(501,026)**	—	—
Payments of prepayment penalties	**(11,350)**	—	—
Excess tax benefits related to stock option exercises	**648**	365	512
Net cash used in financing activities	**(28,034)**	(34,935)	(34,488)
Net (decrease) increase in cash and cash equivalents	**(92,104)**	5,981	(8,828)
Cash and cash equivalents at beginning of year	**151,676**	145,695	154,523
Cash and cash equivalents at end of year	**$ 59,572**	$ 151,676	$ 145,695

Supplemental Disclosures of Cash Flows Information

Cash paid during the year for			
Interest, net of amount capitalized	**$ 34,691**	$ 11,677	$ 13,142
Income taxes	**26,113**	48,825	34,229
Noncash investing and financing activities			
Property and equipment acquired through notes payable and capitalized lease obligations	**689**	2,234	1,603

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Operations Casey's General Stores, Inc. and its subsidiaries (the Company/Casey's) operate 1,637 convenience stores in 11 Midwest states. The stores are located primarily in smaller communities, many with populations of less than 5,000. Retail sales in 2011 were distributed as follows: 71% gasoline, 21% grocery & other merchandise, and 8% prepared food & fountain. The Company's materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

Principles of consolidation The consolidated financial statements include the financial statements of Casey's General Stores, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect 1) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and 2) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents Cash equivalents consist of money market funds. We consider all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

Inventories Inventories, which consist of merchandise and gasoline, are stated at the lower of cost or market; in-store inventory (excluding cigarettes, beer, beverages, and prepared foods, which are stated at cost) is determined by the retail inventory method (RIM). Cost is determined using the first-in, first-out (FIFO) method for gasoline and the last-in, first-out (LIFO) method for merchandise. Below is a summary of the inventory values at April 30, 2011 and 2010:

	Fiscal 2011	Fiscal 2010
Gasoline	81,964	54,439
Merchandise	113,934	102,344
Merchandise LIFO reserve	(36,698)	(31,832)
Total inventory	159,200	124,951

Vendor allowances include rebates and other funds received from vendors to promote their products. The Company often receives such allowances on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. Vendor rebates in the form of rack display allowances are treated as a reduction in cost of sales and are recognized incrementally over the period covered by the applicable rebate agreement. Vendor rebates in the form of billbacks are treated as a reduction in cost of sales and are recognized at the time the product is sold. Reimbursements of an operating expense (e.g., advertising) are recorded as reductions of the related expense.

Goodwill Goodwill and intangible assets with indefinite lives are tested for impairment at least annually. The Company assesses impairment annually at year-end using a market based approach to establish fair value. All of the goodwill assigned to the individual stores is aggregated into a single reporting unit due to the similar economic characteristics of the stores. As of April 30, 2011, there was $88,042 of goodwill, and management's analysis of recoverability completed as of the fiscal year-end yielded no evidence of impairment.

Store closings and asset impairment The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time management commits to a plan to close such stores and begins active marketing of the stores. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts.

The Company monitors closed and underperforming stores for an indication that the carrying amount of assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recognized to the extent carrying value is less than estimated fair value. Fair value is based on management's estimate of the price that would be received to sell an asset in an orderly transaction between market participants. The estimate is derived from offers, actual sale or disposition of assets subsequent to year-end, and other indications of asset value, which are considered Level 3 inputs. In determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally on a store-by-store basis. The Company incurred impairment charges of $348 in fiscal 2011, $100 in fiscal 2010, and $1,262 in fiscal 2009. Impairment charges are a component of operating expenses.

Depreciation and amortization Depreciation of property and equipment and amortization of capital lease assets are computed principally by the straight-line method over the following estimated useful lives:

Buildings	25-40 years
Machinery and equipment	5-30 years
Leasehold interest in property and equipment	Lesser of term of lease or life of asset
Leasehold improvements	Lesser of term of lease or life of asset

Excise taxes Excise taxes approximating $495,000, $454,000, and $439,000 collected from customers on retail gasoline sales are included in net sales for fiscal 2011, 2010, and 2009, respectively.

Income taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue recognition The Company recognizes retail sales of gasoline, grocery & other merchandise, prepared food & fountain, and commissions on lottery, prepaid phone cards, and video rentals at the time of the sale to the customer. Sales taxes collected from customers are recorded on a net basis in the financial statements.

Earnings per common share Basic earnings per share have been computed by dividing net earnings by the weighted average shares outstanding during each of the years. The calculation of diluted earnings per share treats stock options outstanding as potential common shares to the extent they are dilutive.

Asset retirement obligations The Company recognizes the estimated future cost to remove underground storage tanks over the estimated useful life of the storage tank. The Company records a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to other assets and recognizes accretion expense in connection with the discounted liability over the remaining life of the tank. The estimates of the anticipated future costs for removal of an underground storage tank are based on our prior experience with removal. The cost estimates are compared to the actual removal cost experienced on an annual basis, and when the actual costs exceed our original estimates, an additional liability for estimated future costs to remove the underground storage tanks will be recognized. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, we expect the dollar amount of these obligations to change as more information is obtained. There were no material changes in our asset retirement obligation estimates during fiscal 2011. The recorded asset for asset retirement obligations was $6,926 and $6,431 at April 30, 2011 and 2010, respectively, and is recorded in other assets, net of amortization. The discounted liability was $10,549 and $9,067 at April 30, 2011 and 2010, respectively, and is recorded in other long-term liabilities.

Environmental remediation liabilities The Company accrues for environmental remediation liabilities when it is probable a liability has been incurred and the amount of loss can be reasonably estimated.

Derivative instruments The Company occasionally has used derivative instruments such as options and futures to hedge against the volatility of gasoline cost, under which the Company was at risk for possible changes in the market value for these derivative instruments. There were no such options or futures contracts during the years ended April 30, 2011, 2010, or 2009.

Stock-based compensation Stock based compensation is recorded based upon the fair value of the award on the grant date. The cost of the award is recognized in the statement of earnings over the vesting period of the award.

Recent accounting pronouncements Effective May 1, 2011, we will adopt new guidance regarding the disclosure of supplementary pro forma information for business combinations. We will disclose pro forma revenue and earnings as of the beginning of the comparative prior period presented only and we will add additional disclosure related to the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. It is effective for public companies only, for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, but early adoption is permitted. This will be applied prospectively to business combinations for which the acquisition date was after May 1, 2011.

Reclassifications Certain amounts in the prior years' financial statements have been reclassified to conform to the current-year presentation. These changes were not considered material.

2. ACQUISITIONS

During the year ended April 30, 2011, the Company acquired 89 stores through a variety of single store and multi-store transactions with several unrelated third parties. The acquisitions were recorded by allocating the cost of the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values at the acquisition date. The excess of the cost of the acquisition over the net amounts assigned to the fair value of the assets acquired and the liabilities assumed is recorded as goodwill. All of the goodwill associated with these transactions will be deductible for income tax purposes over 15 years.

Allocation of the purchase price for the transactions in aggregate is as follows (in thousands):

Assets acquired:	
Inventories	$ 7,722
Property and equipment	75,867
Total assets	83,589
Liabilities assumed:	
Accrued expenses	567
Total liabilities	567
Net tangible assets acquired, net of cash	83,022
Goodwill	30,545
Total consideration paid, net of cash acquired	$ 113,567

The following unaudited pro forma information presents a summary of our consolidated results of operations as if the transactions referenced above occurred at the beginning of the fiscal year for each of the periods presented (amounts in thousands, except per share data):

	Years Ended April 30,	
	2011	2010
Total revenues	**$ 5,843,566**	4,969,192
Net earnings	**$ 98,911**	125,027
Earnings per share		
Basic	**$ 2.34**	2.46
Diluted	**$ 2.32**	2.45

3. *FAIR VALUE OF FINANCIAL INSTRUMENTS AND LONG-TERM DEBT*

A summary of the fair value of the Company's financial instruments follows.

Cash and cash equivalents, receivables, and accounts payable The carrying amount approximates fair value due to the short maturity of these instruments or the recent purchase of the instruments at current rates of interest.

Long-term debt The fair value of the Company's long-term debt excluding capital lease obligations is estimated based on the current rates offered to the Company for debt of the same or similar issues. The fair value of the Company's long-term debt excluding capital lease obligations was approximately $636,000 and $161,000, respectively, at April 30, 2011 and 2010. The Company had a $50,000 line of credit with $600 owed at April 30, 2011 with a weighted average interest rate of 0.85% and no balance owed at April 30, 2010.

On May 23, 2011 the Company replaced the current line of credit arrangements with two Promissory Notes, each in the principal amount of $50,000 (together, the "Notes"). The Notes evidence a revolving line of credit in the aggregate principal amount of $100,000 and bear interest at variable rates subject to change from time to time based on changes in an independent index referred to in the Notes as the Federal Funds Offered Rate (the "Index"). The interest rate to be applied to the unpaid principal balance of the first Note will be at a rate of 0.750% over the Index, resulting in an initial rate of 0.850% per annum. The interest rate applicable to the second note is 1.000% over the Index, resulting in an initial rate of 1.100% per annum.

Interest expense is net of interest income of $360, $300, and $2,107 for the years ended April 30, 2011, 2010, and 2009, respectively. Interest expense in the amount of $406, $431, and $367 was capitalized during the years ended April 30, 2011, 2010, and 2009, respectively.

The next table delineates the Company's long-term debt at carrying amount.

	As of April 30,	
	2011	2010
Capitalized lease obligations discounted at 5.22% to 7.09% due in various monthly installments through 2048 (Note 7)	**$ 10,344**	10,274
Mortgage notes payable due in various installments through January 2013 with interest at 6%	**503**	10,628
7.38% senior notes due in 21 semi-annual installments beginning in December 2010—paid August 2010	**—**	30,000
Senior notes due in various installments from 2004 through 2019 with interest at 6.18% to 7.23%—paid August 2010	**—**	17,000
7.89% senior notes due in 7 annual installments beginning in May 2004	**—**	11,429
5.72% senior notes due in 14 installments beginning September 30, 2012 and ending March 30, 2020	**100,000**	100,000
5.22% senior notes due August 9, 2020	**569,000**	—
	679,847	179,331
Less current maturities	**1,167**	24,577
	$ 678,680	154,754

Various debt agreements contain certain operating and financial covenants. At April 30, 2011, the Company was in compliance with all covenants. Listed below are the aggregate maturities of long-term debt, including capitalized lease obligations, for the 5 years commencing May 1, 2011 and thereafter:

Years ended April 30,	
2012	$ 1,167
2013	10,707
2014	15,728
2015	406
2016	15,244
Thereafter	636,595
	$ 679,847

4. *Preferred and Common Stock*

Preferred stock The Company has 1,000,000 authorized shares of preferred stock of which 250,000 shares have been designated as Series A Serial Preferred Stock. No shares have been issued.

Common stock The Company currently has 120,000,000 authorized shares of common stock. Dividends paid totaled $0.505, $0.34, and $0.30 per share for the years ended April 30, 2011, 2010, and 2009, respectively.

Preferred share purchase rights On April 16, 2010, the Board of Directors adopted a Rights Plan, providing for the distribution of one right for each share of common stock outstanding. Each right entitled the holder to purchase one one-thousandth (1/1000th) of a share of Series A Serial Preferred Stock, no par value per share, of the Company at a price of $95.00. Each right also entitled the holder to purchase common shares in the surviving entity at 50% of the market price. The rights generally became exercisable at the discretion of the Board of Directors following a public announcement that 15% or more of the Company's common stock has been acquired or an intent to acquire has become apparent. The rights expired on April 15, 2011.

Stock option plans The 2009 Stock Incentive Plan (the "Plan"), was approved by the Board of Directors in June 2009 and approved by the shareholders in September 2009. The Plan replaced the 2000 Option Plan and the Non-employee Director Stock Plan (together, the "Prior Plans"). There are 4,944,000 shares available for grant at April 30, 2011 under the Plan. Awards made under the Plan may take the form of stock options, restricted stock or restricted stock units. Each share issued pursuant to a stock option will be counted as one share, and each share issued pursuant to an award of restricted stock or restricted stock units will reduce the shares available for grant by two. On June 23, 2010, restricted stock units with respect to a total of 14,000 shares were granted to the non-employee members of the Board. On March 22, 2011, an additional 14,000 shares of restricted stock units were also granted to the non-employee members of the Board. On June 23, 2011, restricted stock units with respect to a total of 15,000 shares were granted to the employee member of the Board. Additional information regarding the Plan is provided in the Company's 2010 Proxy Statement. Under the Company's Prior Plans, options could have been granted to non-employee directors, certain officers, and key employees to purchase an aggregate of 5,260,000 shares of common stock. At April 30, 2011, options for 775,109 shares (which expire between 2011 and 2019) were outstanding. All stock option shares issued are previously unissued authorized shares.

On June 23, 2011, stock options totaling 441,000 shares were granted to certain officers and key employees. These awards will vest on June 23, 2014, and compensation expense is being recognized ratably over the vesting period.

On June 23, 2009, stock options totaling 361,000 shares were granted to certain officers and key employees. These awards will vest on June 23, 2012, and compensation expense is being recognized ratably over the vesting period.

The 2000 Stock Option Plan allowed the grant of options with an exercise price equal to the fair value of the Company's stock on the date of grant that expired ten years after the date of grant. Vesting was generally over a three to five-year service period. The Non-employee Directors' Stock Option Plan allowed the grant of options with an exercise price equal to the average of the last reported sale prices of shares of common stock on the last trading day of each of the twelve months preceding the award of the option. The term of such options was ten years from the date of grant, and each option is exercisable immediately upon grant. The aggregate number of shares of Common Stock that could have been granted pursuant to the Director Stock Plan was 200,000 shares, subject to adjustment to reflect any future stock dividends, stock splits, or other relevant capitalization changes.

The following table shows the stock option activity during the periods indicated:

	Number of shares	Weighted average exercise price
Balance at April 30, 2008	783,550	$ 19.74
Granted	12,000	26.51
Exercised	(93,550)	14.39
Forfeited	(24,000)	23.80
Balance at April 30, 2009	678,000	$ 20.45
Granted	377,000	25.27
Exercised	(83,450)	14.85
Forfeited	(12,000)	24.41
Balance at April 30, 2010	959,550	$ 22.78
Granted	—	—
Exercised	(184,441)	20.24
Forfeited	—	—
Balance at April 30, 2011	775,109	$ 23.38

At April 30, 2011, all outstanding options had an aggregate intrinsic value of $12,136 and a weighted average remaining contractual life of 6.2 years. The vested options totaled 432,109 shares with a weighted average exercise price of $21.89 per share and a weighted average remaining contractual life of 4.7 years. The aggregate intrinsic value for the vested options as of April 30, 2011 was $7,406. The aggregate intrinsic value for the total of all options exercised during the year ended April 30, 2011 was $3,681, and the total fair value of shares vested during the year ended April 30, 2011 was $401.

Total compensation costs recorded for the years ended April 30, 2011, 2010 and 2009 were $2,066, $2,031, and $1,256, respectively, for the stock option and restricted stock awards. As of April 30, 2011, there was $1,250 of total unrecognized compensation costs related to the 2000 Stock Option Plan for stock options that are expected to be recognized ratably through 2013.

At April 30, 2011, the range of exercise prices was $11.74–$26.92 and the weighted average remaining contractual life of outstanding options was 6.2 years. The number of shares and weighted average remaining contractual life of the options by range of applicable exercise prices at April 30, 2011 were as follows:

Range of exercise prices	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (years)
$ 11.74-13.07	10,500	$ 12.02	.6
14.08-17.64	82,300	14.46	2.3
20.68-26.92	682,809	24.63	6.8
	775,609		

5. EARNINGS PER COMMON SHARE

Computations for basic and diluted earnings per common share are presented below:

	Years ended April 30,		
	2011	2010	2009
Basic			
Net earnings	**$ 94,623**	$ 116,962	$ 85,690
Weighted average shares outstanding—basic	**42,284,664**	50,899,370	50,787,309
Basic earnings per common share	**$ 2.24**	$ 2.30	$ 1.69
Diluted			
Net earnings	**$ 94,623**	$ 116,962	$ 85,690
Weighted-average shares outstanding—basic	**42,284,664**	50,899,370	50,787,309
Plus effect of stock options and restricted stock units	**281,913**	153,803	130,170
Weighted-average shares outstanding—diluted	**42,566,577**	51,053,173	50,917,479
Diluted earnings per common share	**$ 2.22**	$ 2.29	$ 1.68

Options to purchase shares of common stock that were not included in the computation of diluted earnings per share, because their inclusion would have been antidilutive, were 356,000 for fiscal 2010 and 224,500 for fiscal 2009. All options were included for fiscal 2011.

6. INCOME TAXES

Income tax expense attributable to earnings consisted of the following components:

	Years ended April 30,		
	2011	2010	2009
Current tax expense			
Federal	**$ (6,171)**	$ 41,632	$ 31,771
State	**1,871**	4,794	5,475
	(4,300)	46,426	37,246
Deferred tax expense	**60,914**	18,194	16,144
Total income tax provision	**$ 56,614**	$ 64,620	$ 53,390

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

	Years ended April 30,		
	2011	2010	2009
Deferred tax assets			
Accrued liabilities	**$ 10,405**	$ 9,417	$ 11,895
Deferred compensation	**5,325**	4,941	4,329
Other	**5,562**	3,759	2,849
Total gross deferred tax assets	**21,292**	18,117	19,073
Deferred tax liabilities			
Excess of tax over book depreciation	**(211,415)**	(145,433)	(129,541)
Other	**(2,550)**	(4,496)	(3,173)
Total gross deferred tax liabilities	**(213,965)**	(149,929)	(132,714)
Net deferred tax liability	**$ (192,673)**	$ (131,812)	$ (113,641)

At April 30, 2011, the Company has net operating loss carryforwards for state income tax purposes of approximately $60,048, which are available to offset future taxable income. These net operating losses expire during the years 2017 through 2020.

There was no valuation allowance for deferred tax assets as of April 30, 2011 and 2010. There was no net change in the valuation allowance for the years ended April 30, 2011 and 2010. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making this assessment. A valuation allowance was established for a portion of the amount of net operating loss carryovers—state taxes as of April 30, 2007 due to the uncertainty of future recoverability.

Total reported tax expense applicable to the Company's continuing operations varies from the tax that would have resulted from applying the statutory U.S. federal income tax rates to income before income taxes.

	Years ended April 30,		
	2011	2010	2009
Income taxes at the statutory rates	**35.0%**	35.0%	35.0%
Federal tax credits	**(1.2)**	(0.8)	(1.1)
State income taxes, net of federal tax benefit	**2.9**	2.1	2.9
Other	**0.7**	(0.7)	1.6
	37.4%	35.6%	38.4%

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company had a total of $6,148 and $5,482 in gross unrecognized tax benefits at April 30, 2011 and 2010, respectively. Of this amount, $4,013 represents the amount of unrecognized tax benefits that, if recognized, would impact our effective tax rate. Unrecognized tax benefits were a net increase of $666 during the twelve months ended


41

April 30, 2011 due primarily to the expiration of certain statute of limitations offset by a greater increase associated with state income tax filing positions. This had the effect of increasing the effective state tax rate during the fiscal year ending April 30, 2011. These unrecognized tax benefits predominately relate to risks associated with state income tax filing positions and federal tax credits claimed for the Company's subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010
Beginning balance	$ 5,482	$ 6,621
Additions based on tax positions related to current year	1,982	1,430
Additions for tax positions of prior years	48	184
Reductions for tax positions of prior years	(192)	—
Reductions due to lapse of applicable statute of limitations	(1,172)	(2,753)
Settlements	—	—
Ending balance	$ 6,148	$ 5,482

The total net amount of accrued interest and penalties for such unrecognized tax benefits was $250 at April 30, 2010 and is included in income taxes payable. Interest and penalties related to unrecognized tax benefits are classified as income tax expense in our consolidated statements of earnings and was $245 for the year ended April 30, 2011. Net interest and penalties included in income tax expense for the twelve month period ended April 30, 2011 was a decrease in tax expense of $5 and a decrease of $400 for the year ended April 30, 2010. At this time, the Company's best estimate of the reasonably possible change in the amount of the gross unrecognized tax benefits is a decrease of $1,423 during the next twelve months mainly due to the expiration of certain statute of limitations. The federal statute of limitations remains open for the years 2006 and forward. Tax years 2005 and forward are subject to audit by state tax authorities depending on open statute of limitations waivers and the tax code of each state.

7. LEASES

The Company leases certain property and equipment used in its operations. Generally, the leases are for primary terms of from five to twenty years with options either to renew for additional periods or to purchase the premises and call for payment of property taxes, insurance, and maintenance by the lessee.

The following is an analysis of the leased property under capital leases by major classes:

	Asset balances at April 30,	
	2011	2010
Real estate	$ 11,933	$ 11,244
Equipment	2,605	2,605
	14,538	13,849
Less accumulated amortization	3,918	4,552
	$ 10,620	$ 9,297

42

Future minimum payments under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at April 30, 2011:

Years ended April 30,	Capital leases	Operating leases
2012	$ 1,273	$ 667
2013	1,232	448
2014	1,227	400
2015	863	204
2016	687	132
Thereafter	13,281	613
Total minimum lease payments	18,563	$ 2,464
Less amount representing interest	8,219	
Present value of net minimum lease payments	$ 10,344	

The total rent expense under operating leases was $674 in 2011, $438 in 2010, and $596 in 2009.

8. *Benefit plans*

401(k) plan The Company provides employees with a defined contribution 401(k) plan. The 401(k) plan covers all employees who meet minimum age and service requirements. The Company contributions consist of matching amounts and are allocated based on employee contributions. Expense for the 401(k) plan was $3,049, $2,964, and $2,819 for the years ended April 30, 2011, 2010, and 2009, respectively.

On April 30, 2011, the Company had 9,013 full-time employees and 13,144 part-time employees; 2,978 were active participants in the 401(k) plan. As of that same date, 1,521,860 shares of common stock were held by the trustee of the 401(k) plan in trust for distribution to eligible participants upon death, disability, retirement, or termination of employment. Shares held by the 401(k) plan are treated as outstanding in the computation of earnings per common share.

Supplemental executive retirement plan The Company has a nonqualified supplemental executive retirement plan (SERP) for 2 of its executive officers, 1 of whom retired April 30, 2003 and the other on April 30, 2008. The SERP provides for the Company to pay annual retirement benefits, depending on retirement dates, up to 50% of base compensation until death of the officer. If death occurs within twenty years of retirement, the benefits become payable to the officer's spouse until the spouse's death or twenty years from the date of the officer's retirement, whichever comes first. The Company has accrued the deferred compensation over the term of employment. The amounts accrued at April 30, 2011 and 2010, respectively, were $6,574 and $6,955. The discount rates used were 5.5% and 5.8%, respectively, at April 30, 2011 and 2010. The Company expects to pay $625 per year for each of the next five years. There was no expense incurred in fiscal 2011 or 2010. The amount expensed in fiscal 2009 was $488.

9. COMMITMENTS

The Company has entered into an employment agreement with its chief executive officer. The agreement provides that the officer will receive aggregate base compensation of not less than $660 per year exclusive of bonuses. The agreement also provides for certain payments in the case of death or disability of the officer. The Company also has entered into employment agreements with eleven other key employees, providing for certain payments in the event of termination following a change of control of the Company.

10. CONTINGENCIES

Environmental compliance The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. Several states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company has an accrued liability at April 30, 2011 and 2010 of approximately $231 and $187, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Legal matters The Company is named as a defendant in four lawsuits ("hot fuel" cases) brought in the federal courts in Kansas and Missouri against a variety of gasoline retailers. The complaints generally allege that the Company, along with numerous other retailers, has misrepresented gasoline volumes dispensed at its pumps by failing to compensate for expansion that occurs when fuel is sold at temperatures above 60°F. Fuel is measured at 60°F in wholesale purchase transactions and computation of motor fuel taxes in Kansas and Missouri. The complaints all seek certification as class actions on behalf of gasoline consumers within those two states, and one of the complaints also seeks certification for a class consisting of gasoline consumers in all states. The actions generally seek recovery for alleged violations of state consumer protection or unfair merchandising practices statutes, negligent and fraudulent misrepresentation, unjust enrichment, civil conspiracy, and violation of the duty of good faith and fair dealing; several seek injunctive relief and punitive damages. The amounts sought are not quantified.

These actions are among a total of 45 similar lawsuits that have been filed since November 2006 in 27 jurisdictions, including 25 states, the District of Columbia, and Guam against a wide range of defendants that produce, refine, distribute and/or market gasoline products in the United States. On June 18, 2007, the Federal Judicial Panel on Multidistrict Litigation ordered that all of the pending hot fuel cases (officially, the "Motor Fuel Temperature Sales Practices Litigation") be transferred to the U.S. District Court for the District of Kansas in Kansas City, Kansas, for coordinated or consolidated pretrial proceedings, including rulings on discovery matters, various pretrial motions, and class certification. Discovery efforts by both sides were substantially completed during the ensuing months, and the plaintiffs filed motions for class certification in each of the pending lawsuits.

In a Memorandum and Order entered on May 28, 2010, the Court ruled on the Plaintiffs' Motion for Class Certification in two cases originally filed in the U.S. District Court for the District of Kansas, American Fiber & Cabling, LLC v. BP West Coast Products, LLC, et. al., Case No. 07-2053, and Wilson v. Ampride, Inc., et. al., Case No. 06-2582, in which the Company is a named Defendant. The Court determined that it could not certify a class as to claims against the Company in the American Fiber & Cabling case, having decided that the named Plaintiff had no standing to assert such claims. However, in the Wilson case the Court certified a class as to the liability and injunctive aspects of the Plaintiff's claims for unjust enrichment and violation of the Kansas Consumer Protection Act (KCPA) against the Company and several other Defendants. With respect to claims for unjust enrichment, the class certified consists of all individuals and entities (except employees or affiliates of the Defendants) that, at any time between January 1, 2001 and the present, purchased motor fuel at retail at a temperature greater than 60°F, in the state of Kansas, from a gas station owned, operated, or controlled by one or more of the Defendants. As to claims for violation of the KCPA, the class certified is limited to all individuals, sole proprietors and family partnerships (excluding employees or affiliates of Defendants) that made such purchases.

The Court also ordered the parties to show cause in writing why the Wilson case and the American Fiber & Cabling case should not be consolidated for all purposes. The matter is now under consideration by the Court. The court has scheduled the trial to commence on May 17, 2012. Management cannot estimate or quantify the relief sought nor the amount of possible loss or potential range of loss related to these actions. Management does not believe the Company is liable to the Plaintiffs for the conduct complained of, and intends to contest the matter vigorously.

From time to time we may be involved in other legal and administrative proceedings or investigations arising from the conduct of our business operations, including contractual disputes; employment or personnel matters; personal injury and property damage claims; and claims by federal, state, and local regulatory authorities relating to the sale of products pursuant to licenses and permits issued by those authorities. Claims for compensatory or exemplary damages in those actions may be substantial. While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is our opinion, after taking into consideration legal counsel's assessment and the availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material adverse effect on our consolidated financial position and results of operation.

Other At April 30, 2011, the Company was partially self-insured for workers' compensation claims in all eleven states of its marketing territory and was also partially self-insured for general liability and auto liability under an agreement that provides for annual stop-loss limits equal to or exceeding approximately $1,000. To facilitate this agreement, letters of credit approximating $12,000 and $11,000 respectively, were issued and outstanding at April 30, 2011 and 2010, on the insurance company's behalf. The Company also has investments of approximately $223 in escrow as required by one state for partial self-insurance of workers' compensation claims. Additionally, the Company is self-insured for its portion of employee medical expenses. At April 30, 2011 and 2010, the Company had $22,129 and $20,713, respectively, in accrued expenses for estimated claims relating to self-insurance, the majority of which has been actuarially determined.

11. SUBSEQUENT EVENTS

Events that have occurred subsequent to April 30, 2011 have been evaluated through the filing date of this Annual Report on Form 10-K with the Securities and Exchange Commission.

On June 3, 2011, the Company announced that they signed a definitive purchase agreement to acquire 22 convenience stores from Kum & Go. The acquisition is subject to certain regulatory approvals and other customary closing conditions. The transaction is expected to close in July 2011.

12. *Quarterly Financial Data*

(Dollars in thousands) (Unaudited)

	Year ended April 30, 2011				
Total revenue	**Q1**	**Q2**	**Q3**	**Q4**	**Year Total**
Gasoline	**$ 936,654**	**927,617**	**991,143**	**1,143,288**	**3,998,702**
Grocery & other merchandise	**317,206**	**308,900**	**276,075**	**293,432**	**1,195,613**
Prepared food & fountain	**102,382**	**107,183**	**100,189**	**105,486**	**415,240**
Other	**5,785**	**5,819**	**6,792**	**7,289**	**25,685**
	$ 1,362,027	**1,349,519**	**1,374,199**	**1,549,495**	**5,635,240**
Gross profit*					
Gasoline	**$ 58,906**	**52,755**	**48,101**	**52,276**	**212,038**
Grocery & other merchandise	**104,025**	**101,655**	**85,385**	**94,185**	**385,250**
Prepared food & fountain	**65,270**	**67,161**	**62,266**	**63,454**	**258,151**
Other	**5,770**	**5,806**	**6,779**	**7,273**	**25,628**
	$ 233,971	**227,377**	**202,531**	**217,188**	**881,067**
Net earnings	**$ 37,286**	**21,692**	**12,875**	**22,770**	**94,623**
Earnings per common share					
Basic	**$ .73**	**.51**	**.34**	**.60**	**2.24**
Diluted	**$ .73**	**.51**	**.34**	**.60**	**2.22**

	Year ended April 30, 2010				
Total revenue	Q1	Q2	Q3	Q4	Year Total
Gasoline	$ 790,629	779,120	780,793	826,948	3,177,490
Grocery & other merchandise	297,395	276,135	242,544	257,434	1,073,508
Prepared food & fountain	95,177	94,860	86,004	89,752	365,793
Other	4,739	4,849	5,036	5,672	20,296
	$ 1,187,940	1,154,964	1,114,377	1,179,806	4,637,087
Gross profit*					
Gasoline	$ 52,726	46,146	38,304	41,000	178,176
Grocery & other merchandise	101,980	94,121	79,255	85,076	360,432
Prepared food & fountain	60,697	61,261	54,018	57,531	233,507
Other	4,722	4,836	5,023	5,656	20,237
	$ 220,125	206,364	176,600	189,263	792,352
Net earnings	$ 44,193	33,592	17,242	21,935	116,962
Earnings per common share					
Basic	$ 0.87	0.66	0.34	0.43	2.30
Diluted	$ 0.87	0.66	0.34	0.43	2.29

*Gross profit is given before charge for depreciation and amortization and credit card fees.

ITEM 9.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.
CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company's disclosure controls and procedures. On the basis of that evaluation, the CEO and CFO have concluded that the Company's current disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms. The CEO and CFO have concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. On the basis of the prescribed criteria, management believes the Company's internal control over financial reporting was effective as of April 30, 2011.

KPMG, LLP, as the Company's independent registered public accounting firm, has issued a report on its assessment of the effectiveness of the Company's internal control over financial reporting. This report appears on page 27.

ITEM 9B.
OTHER INFORMATION

Not applicable.

PART III

ITEM 10.
DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Those portions of the Company's definitive Proxy Statement appearing under the captions "Election of Directors," "Governance of the Company," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2011 and to be used in connection with the Company's 2011 Annual Meeting of Shareholders are hereby incorporated by reference.

The Company has adopted a Financial Code of Ethics applicable to its Chief Executive Officer and other senior financial officers. In addition, the Company has adopted a general code of business conduct (known as the Code of Business Conduct and Ethics) for its directors, officers, and all employees. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and other Company governance materials are available on the Investor Relations link of the Company Web site at www.caseys.com. The documents are on the right hand portion of the page under Corporate Governance. The Company intends to disclose on this Web site any amendments to or waivers from the Financial Code of Ethics or the Code of Business Conduct and Ethics that are required to be disclosed pursuant to SEC rules. To date, there have been no waivers of the Financial Code of Ethics or the Code of Business Conduct and Ethics. Shareholders may obtain copies of any of these corporate governance documents free of charge by downloading from the Web site or by writing to the Corporate Secretary at the address on the cover of this Form 10-K.

ITEM 11.
EXECUTIVE COMPENSATION

That portion of the Company's definitive Proxy Statement appearing under the caption "Executive Officers and Their Compensation" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2011 and to be used in connection with the Company's 2011 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 12.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Those portions of the Company's definitive Proxy Statement appearing under the captions "Shares Outstanding," "Voting Procedures," and "Beneficial Ownership of Shares of Common Stock by Directors and Executive Officers" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2011 and to be used in connection with the Company's 2011 Annual Meeting of Shareholders are hereby incorporated by reference.

ITEM 13.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

That portion of the Company's definitive Proxy Statement appearing under the captions "Certain Relationships and Related Transactions" and "Governance of the Company" to be filed with the Commission pursuant to Regulation 14A within 120 days after April 30, 2011 and to be used in connection with the Company's 2011 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 14.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

That portion of the Company's definitive Proxy Statement appearing under the caption "Independent Auditor Fees" to be filed with the Commission within 120 days after April 30, 2011 and to be used in connection with the Company's 2011 Annual Meeting of Shareholders is hereby incorporated by reference.

ITEM 15.
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as a part of this report on Form 10-K

(1) The following financial statements are included herewith:

Consolidated Balance Sheets, April 30, 2011 and 2010

Consolidated Statements of Earnings, Three Years Ended April 30, 2011

Consolidated Statements of Shareholders' Equity, Three Years Ended April 30, 2011

Consolidated Statements of Cash Flows, Three Years Ended April 30, 2011

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(2) No schedules are included because the required information is inapplicable or is presented in the consolidated financial statements or related notes thereto.

(3) The following exhibits are filed as a part of this report:

Exhibit Number	Description of Exhibits
3.1	Restatement of the Restated and Amended Articles of Incorporation (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1996*) and Articles of Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed April 16, 2010, as amended by the Current Report on Form 8-K/A filed April 19, 2010 and the Current Report on Form 8-K filed May 20, 2011*)
3.2(a)	Second Amended and Restated By-laws (*incorporated by reference from the Current Report on Form 8-K filed June 16, 2009*) and Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed May 20, 2011*)
4.2	Rights Agreement between Casey's General Stores, Inc. and Computershare Trust Company, N.A., relating to Series A Serial Preferred Stock Purchase Rights (*incorporated by reference from the Current Report on Form 8-K filed April 16, 2010*)
4.8	Note Purchase Agreement dated as of September 29, 2006 among the Company and the purchasers of $100,000,000 in principal amount of 5.72% Senior Notes, Series A and Series B (*incorporated by reference from the Current Report on Form 8-K filed September 29, 2006*)
4.9	Note Purchase Agreement dated as of August 9, 2010 among the Company and the purchasers of the 5.22% Senior Notes (*incorporated by reference from the Current Report on Form 8-K filed August 10, 2010*)
10.21(a)*	Amended and Restated Employment Agreement with Donald F. Lamberti (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*) and First Amendment thereto (incorporated by reference from the Current Report on Form 8-K filed April 2, 1998)
10.22(a)*	Amended and Restated Employment Agreement with Ronald M. Lamb (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*), First Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed April 2, 1998*) and Second Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed July 17, 2006*)
10.27*	Non-Employee Directors' Stock Option Plan (*incorporated by reference from the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1994*) and related form of Grant Agreement (*incorporated by reference from the Current Report on Form 8-K filed May 3, 2005*)
10.28(b)	Promissory Notes delivered to UMB Bank, n.a. and related Negative Pledge Agreement dated May 23, 2011 (*incorporated by reference from the Current Report on Form 8-K filed May 23, 2011*)
10.29(a)*	Form of "change of control" Employment Agreement (*incorporated by reference from the Current Report on Form 8-K filed June 2, 2010*)
10.30*	Non-Qualified Supplemental Executive Retirement Plan (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*) and Amendment thereto (*incorporated by reference from the Current Report on Form 8-K filed July 17, 2006*)
10.31*	Non-Qualified Supplemental Executive Retirement Plan Trust Agreement with UMB Bank, n.a. (*incorporated by reference from the Current Report on Form 8-K filed November 10, 1997*)
10.32*	Severance Agreement with Douglas K. Shull (*incorporated by reference from the Current Report on Form 8-K filed July 28, 1998*)
10.33*	Casey's General Stores, Inc. 2000 Stock Option Plan (*incorporated by reference from the Annual Report on Form 10-K405 for the fiscal year ended April 30, 2001*) and related form of Grant Agreement (incorporated by reference from the Current Report on Form 8-K filed July 6, 2005)
10.34*	Casey's General Stores 401(k) Plan (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003*)
10.35*	Trustar Directed Trust Agreement (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2003*)
10.38*	Executive Nonqualified Excess Plan Document and related Adoption Agreement dated July 12, 2006 (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2007*)
10.39*	Employment Agreement with Robert J. Myers (*incorporated by reference from the Current Report on Form 8-K filed April 21, 2010*)

10.40* Severance Agreement with John G. Harmon (*incorporated by reference from the Current Report on Form 8-K filed January 17, 2008*)

10.41* Casey's General Stores, Inc. 2009 Stock Incentive Plan (*incorporated by reference from the Current Report on Form 8-K filed September 23, 2009*) and related forms of Restricted Stock Units Agreement (Non-employee Directors) (*incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended April 30, 2010*) and Restricted Stock Units Agreement (Officers and Other Employees), Restricted Stock Units Agreement (Chief Executive Officer) and Stock Option Grant (*incorporated by reference from the Current Report on Form 8-K filed June 27, 2011*).

23.1 Consent of Independent Registered Public Accounting Firm

31.1 Certificate of Robert J. Myers under Section 302 of Sarbanes-Oxley Act of 2002

31.2 Certificate of William J. Walljasper under Section 302 of Sarbanes-Oxley Act of 2002

32.1 Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002

32.2 Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

*Indicates management contract or compensatory plan or arrangement.

**Pursuant to Rule 406T of Regulations S-T, the Interactive Data Files in these exhibits are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.


SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASEY'S GENERAL STORES, INC.
(Registrant)

Date: June 28, 2011

By /s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer
(Principal Executive Officer and Director)

Date: June 28, 2011

By /s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer
(Authorized Officer and Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: June 28, 2011

By /s/ Robert J. Myers
Robert J. Myers
President and Chief Executive Officer, Director

Date: June 28, 2011

By /s/ Kenneth H. Haynie
Kenneth H. Haynie
Director

Date: June 28, 2011

By /s/ Johnny Danos
Johnny Danos
Director

Date: June 28, 2011

By /s/ William C. Kimball
William C. Kimball
Director

Date: June 28, 2011

By /s/ Diane C. Bridgewater
Diane C. Bridgewater
Director

Date: June 28, 2011

By /s/ Jeffrey M. Lamberti
Jeffrey M. Lamberti
Director

Date: June 28, 2011

By /s/ Richard Wilkey
Richard Wilkey
Director

Date: June 28, 2011

By /s/ H. Lynn Horak
H. Lynn Horak
Director

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit Number	Description of Exhibits
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Robert J. Myers under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of William J. Walljasper under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Robert J. Myers under Section 906 of Sarbanes-Oxley Act of 2002
32.2	Certificate of William J. Walljasper under Section 906 of Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*Pursuant to Rule 406T of Regulations S-T, the Interactive Data Files in these exhibits are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Casey's General Stores, Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-19179, 33-42907, 33-56977, 33-174560 and 33-174561) on Form S-8 of Casey's General Stores, Inc. of our report dated June 28, 2011, with respect to the consolidated balance sheets of Casey's General Stores, Inc. and subsidiaries (the Company) as of April 30, 2011 and 2010, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2011, and the effectiveness of internal control over financial reporting as of April 30, 2011, which report appears in the April 30, 2011 Annual Report on Form 10-K of Casey's General Stores, Inc.

/s/ KPMG LLP

Des Moines, Iowa
June 28, 2011

Exhibit 31.1

SS

CERTIFICATION OF ROBERT J. MYERS
UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Robert J. Myers, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 28, 2011

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF WILLIAM J. WALLJASPER
UNDER SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, William J. Walljasper, certify that:

1. I have reviewed this annual report on Form 10-K of Casey's General Stores, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting practices;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated June 28, 2011

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

57

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert J. Myers, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated June 28, 2011

/s/ Robert J. Myers
Robert J. Myers, President and
Chief Executive Officer

Exhibit 32.2

CERTIFICATE PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Casey's General Stores, Inc. (the Company) on Form 10-K for the fiscal year ended April 30, 2011 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William J. Walljasper, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated June 28, 2011

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and Chief Financial Officer

Board of Directors

(*MEMBER OF AUDIT COMMITTEE)



ROBERT J. MYERS
President & CEO of Casey's General Stores, Inc.

KENNETH H. HAYNIE
Retired lawyer and formerly of counsel to the law firm of Ahlers & Cooney, P.C.

WILLIAM C. KIMBALL
Retired Chairman & CEO of Medicap Pharmacy, Inc.

JOHNNY DANOS*
Director of Strategic Development, LWBJ, LLP

DIANE C. BRIDGEWATER*
Executive Vice President, Chief Financial and Adminstrative Officer, Life Care Services, LLC

JEFFREY M. LAMBERTI*
Shareholder in the law firm of Block, Lamberti and Gocke, P.C.

RICHARD A. WILKEY
Management & Development Consultant

H. LYNN HORAK*
Past Regional Chairman with Wells Fargo Regional Banking

Comparative Stock Performance

The following Performance Graph compares the cumulative total shareholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return of (i) the Russell 2000 Index (ii) a peer group index based on the common stock of The Pantry, Inc., Alimentation Couche Tard, Inc. and Susser Holdings Corporation. The cumulative total shareholder return computations set forth in the Performance Graph assume the investment of $100 in the Company's Common Stock and each index on April 30, 2006, and reinvestment of all dividends. The total shareholder returns shown are not intended to be indicative of future returns.

Comparison of 5 year Cumulative Total Return*

Among Casey's General Stores, Inc., the Russell 2000 index, a Peer Group.



200.00
150.00
100.00
50.00
0
2006
2007
2008
2009
2010
2011
*$100 invested on 4/30/06 in stock or index, including reinvestment of dividends. Fiscal year ending April 30.
Casey's General Stores Inc.
Russell 2000 Index
Peer Group

	4/06	4/07	4/08	4/09	4/10	4/11
Casey's	100.00	118.54	105.39	28.25	188.20	192.54
Russell 2000	100.00	107.82	96.02	66.5	99.05	109.25
Peer Group	100.00	88.35	54.60	46.53	71.17	100.49


CASEY'S
GENERAL STORE

Casey's General Stores, Inc.
One Convenience Boulevard
Ankeny, Iowa 50021